As filed with the Securities and Exchange Commission on January 20, 2004
Registration No. 333-110529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Carrier Access Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-1208770
(State of incorporation)	(I.R.S. Employer Identification No.)

5395 Pearl Parkway

Boulder, Colorado 80301
(303) 442-5455
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Roger L. Koenig

President and Chief Executive Officer
Carrier Access Corporation
5395 Pearl Parkway
Boulder, Colorado 80301
(303) 442-5455
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark A. Bertelsen, Esq. Jose F. Macias, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Justin L. Bastian, Esq. Brandon C. Parris, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 (650) 813-5600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 20, 2004

6,000,000 Shares

Common Stock

        Our common stock is listed on The Nasdaq National Market under the symbol “CACS”. The last reported sale price on January 16, 2004 was $16.78 per share.

      The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 6.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Carrier Access

Per Share	$	$	$
Total	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Deutsche Bank Securities
Needham & Company, Inc.

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
EXHIBIT 1.1
EXHIBIT 5.1
EXHIBIT 23.2
EXHIBIT 23.3

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere and incorporated by reference in this prospectus. This summary does not contain all of the information that is important for you to consider before investing in our common stock.

Carrier Access

      Carrier Access designs, manufactures and sells broadband access equipment to communications service providers. Our products are used to upgrade capacity of wireline and wireless communications networks. Our products also enable our customers to offer voice and data services, which historically have been offered on separate networks, on a single converged network. We design our products to enable our customers to deploy new revenue-generating voice and data services, while lowering capital and operating costs.

      We sell our products directly to communications service providers and indirectly through a broad channel of global distributors and original equipment manufacturers, or OEMs, that provide voice and data communications infrastructure products. Our wireline and wireless customers include local and long distance carriers, cable operators, and international communications providers.

      The telecommunications industry experienced a downturn that began in late 2000 and resulted in a significant decline in our net revenue from 2000 to 2002. We experienced operating losses and net losses in 2001 and 2002, and, as of September 30, 2003, we had an accumulated deficit of $18.7 million. The pervasive use of the Internet, the introduction of new bandwidth-intensive applications, and widespread adoption of numerous mobile communications devices capable of connecting to the Internet have fueled increased demand for media-rich Internet services, such as picture mail, music downloads, games, enhanced text messages, wireless web, and real-time video. Similarly, businesses are demanding new services that are customized to meet their personal communications needs, such as web conferencing, virtual private networks, or VPNs, which allow companies to extend their secure networks using the Internet, and voice over IP, or VoIP, which is the transmission of voice over the Internet. Broadband wireline and wireless Internet access is experiencing rapid growth as it becomes the primary means by which these services are enabled.

      In response to continued subscriber growth, we believe broadband service providers will need to cost-effectively upgrade their networks to support new service offerings to remain competitive. We provide a broad platform of communications equipment, software, and services that enable wireless and wireline service providers to cost-effectively upgrade access capacity and implement converged IP voice and data services.

      Our wireless products allow wireless service providers to reduce the strain on backhaul portions of the network, which is the portion that links cell sites to the wired switching center. Our products increase wireless network capacity at our customers’ cell sites to enable the introduction of new wireless data services and provide data connections needed for cell site equipment management and E911 location identification, which is a service used to more precisely identify the location of all 911-placed cellular calls.

      Our wireline products are primarily used to deliver converged IP voice and data services over broadband access connections, such as T1 or Ethernet connections, to businesses or multiple-dwelling units, such as apartments and condominiums. The embedded VoIP software in our products works in conjunction with certain network application software providers to deliver IP-based voice and data applications, including VPNs that fully integrate voice and data, customized web-controlled voicemail, call screening and forwarding, and other personalized IP communications services.

      We believe that our products provide the following benefits to our customers:

      Revenue From Existing and Next-generation IP Services. Our equipment and software support multiple services. As a result, service providers using our products can offer a variety of revenue-generating services as customer needs evolve, without deploying dedicated equipment for each service.

      Cost Effectiveness and Scalability. Our products are designed to enable our customers to cost-effectively add additional voice and data capacity as the demand for bandwidth and new services increases. Our products reduce unused bandwidth and lower service providers’ equipment upgrade and operating costs by allowing the easy installation of additional cards into an already installed product. These cards enable a variety of new communications services without sacrificing existing infrastructure investments. Our products are capable of performing a variety of communications networking functions in a single chassis.

      Manageability and Flexibility. As voice and data network complexity increases, we believe service providers will require software and systems that provide end-to-end management of the communications services they offer to their customers. We develop and integrate software-based network management capabilities with our products that enable telecommunications equipment providers to more easily manage voice and data traffic and services within their networks.

      Our objective is to provide our customers with broadband access products for the wireless backhaul and products that provide converged voice and data services delivery. These products enable our customers to cost-effectively deploy next-generation networks. Key elements of our strategy to achieve this objective include:

•	leveraging our technology base to pursue high growth market opportunities;

•	continuing to pursue and leverage global strategic relationships;

•	leveraging our technology and customer base to expand our product portfolio; and

•	pursuing strategic acquisitions to broaden our product, service, and technology portfolio.

Recent Developments

      On November 25, 2003, we completed the acquisition of Paragon Networks International Inc., a provider of wireless transport products to mobile wireless operators worldwide. In exchange for all outstanding shares of Paragon capital stock, we issued 1,334,521 shares of our common stock and distributed $411,405 in cash to the Paragon stockholders. As of the closing of the acquisition, the aggregate value of the consideration that we issued to the Paragon stockholders was approximately $19.6 million. All outstanding Paragon options and warrants were cancelled as part of the transaction. We are accounting for the acquisition using the purchase method of accounting. In addition to the consideration that we issued in exchange for the outstanding shares of Paragon capital stock, we will pay an aggregate of approximately $1.0 million in cash to Paragon employees. In connection with the acquisition, we agreed to use our commercially reasonable efforts to (1) file a registration statement with the Securities and Exchange Commission by February 23, 2004 to register for resale the shares of our common stock issued in connection with the transaction and (2) cause this registration statement to become effective no later than May 23, 2004.

THE OFFERING

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	32,588,209 shares

Use of proceeds	We intend to use the proceeds of this offering for working capital, other general corporate purposes, and for potential acquisitions of businesses, products or technologies. See “Use of Proceeds.”

Nasdaq National Market symbol	CACS

      The number of shares of common stock to be outstanding after this offering is based on 26,588,209 shares of common stock outstanding on December 31, 2003 and excludes, as of such date:

•	3,799,623 shares of common stock issuable upon the exercise of outstanding options under our 1998 stock incentive plan with a weighted average exercise price of $5.03 per share;

•	an aggregate of 2,741,142 shares of common stock available for future grants under our 1998 stock incentive plan; and

•	262,500 shares of common stock available for future grants under our employee stock purchase plan which was previously approved by our stockholders but has not yet been activated.

      Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table presents our summary consolidated financial data and should be read in conjunction with our audited consolidated financial statements, our unaudited consolidated financial statements, and the accompanying notes, included or incorporated by reference in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The summary consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited financial statements not included in this prospectus. The summary consolidated balance sheet data at September 30, 2003 and the summary consolidated statement of operations data for the nine-month periods ended September 30, 2002 and 2003 have been derived from our unaudited consolidated financial data included elsewhere in this prospectus and, in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year. The summary consolidated balance sheet data has also been presented on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 6,000,000 shares of common stock at the assumed public offering price of $16.78 per share, after deducting the estimated underwriters’ discounts and commissions and estimated offering expenses.

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$48,133	$108,815	$148,050	$100,706	$50,247	$38,787	$39,286
Cost of goods sold	23,067	45,499	66,769	54,090	33,145	25,851	22,010

Gross profit	25,066	63,316	81,281	46,616	17,102	12,936	17,276
Operating expenses:
Research and development	5,800	13,779	28,888	33,568	23,728	20,069	7,638
Sales and marketing	6,414	11,524	20,182	23,357	18,259	14,186	8,183
General and administrative	3,169	4,194	8,033	8,365	9,823	8,014	3,842
Bad debt expense (recoveries)	246	713	3	697	5,567	5,538	(2,981)
Asset impairment charges	—	—	—	4,220	9,795	8,995	—
Goodwill and intangible asset amortization	—	—	906	3,460	216	216	—
Restructuring charge	—	—	—	—	1,981	—	—

Total operating expenses	15,629	30,210	58,012	73,667	69,369	57,018	16,682
Income (loss) from operations	9,437	33,106	23,269	(27,051)	(52,267)	(44,082)	594
Interest income	1,213	2,354	3,589	1,638	715	593	258
Other income (expense), net	11	(24)	(63)	(3)	(1)	(1)	—

Income (loss) before income taxes	10,661	35,436	26,795	(25,416)	(51,553)	(43,490)	852
Income tax expense (benefit)	3,712	11,871	8,245	(10,561)	1,102	1,142	(89)

Net income (loss)	$6,949	$23,565	$18,550	$(14,855)	$(52,655)	$(44,632)	$941

Income (loss) per share:
Basic	$0.29	$0.98	$0.76	$(0.60)	$(2.13)	$(1.80)	$0.04
Diluted	$0.28	$0.93	$0.74	$(0.60)	$(2.13)	$(1.80)	$0.04

Weighted average common shares:
Basic	18,253	23,939	24,428	24,695	24,754	24,753	24,787
Diluted	19,387	25,223	24,975	24,695	24,754	24,753	25,619

	At September 30, 2003

	Actual	As Adjusted

		(Unaudited)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,166	$108,859
Marketable securities available for sale	17,020	17,020
Working capital	59,774	154,467
Total assets	77,167	171,860
Total liabilities	9,999	9,999
Total stockholders’ equity	67,168	161,861

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

As a result of declining sales of our products, we experienced large net losses and decreases in net revenue in 2001 and 2002, which caused a significant decline in the market price of our common stock, and we could experience similar declines in net revenue in the future, which could negatively impact the market price of our common stock.

      Our quarterly and annual operating results have fluctuated significantly in the past and may continue to vary significantly in the future. For example, although we were profitable on an annual basis from 1997 to 2000, we experienced net losses of $14.9 million and $52.7 million in 2001 and 2002, respectively. In addition, our net revenue decreased from $148.1 million in 2000 to $100.7 million and $50.2 million in 2001 and 2002, respectively.

      We face a number of risks that could cause our future net revenue and operating results to experience similar fluctuations, including the following:

•	the loss of, or significant reduction in purchases by, any of our large customers, four of whom were responsible for more than 10% of our net revenue in the nine-month period ended September 30, 2003;

•	reductions in capital spending for equipment by the telecommunications industry, a factor that resulted in a large decline in our product sales starting in 2000; and

•	costs related to acquisitions of technologies or businesses such as our acquisition of Paragon Networks International Inc. in November 2003.

We rely on a limited number of distributors and OEMs, the loss of any of which could cause a decline in our net revenue and have an adverse effect on our results of operations and the price of our common stock.

      A significant portion of the sales of our products are through distributors and OEMs, which generally are responsible for warehousing products, fulfilling product orders, servicing end-users and, in some cases, customizing and integrating our products at end-users’ sites. We rely on a limited number of distributors and OEMs to sell our products. For example, one distributor, Walker & Associates, Inc., accounted for 23%, 16% and 16% of our net revenue in 2001, 2002 and the nine months ended September 30, 2003, respectively. In addition, one OEM customer accounted for over 10% of our net revenue in the nine months ended September 30, 2003. We expect that, in the future, a significant portion of our products will continue to be sold to a small number of distributors and OEMs. Accordingly, if we lose any of our significant distributors and OEMs or continue to experience reduced sales to such distributors and OEMs, our net revenue would decline, which would have an adverse effect on our operating results and cause a decline in the price of our common stock.

If our distributors are not successful both in terms of operating their own businesses and in selling our products to their customers, we could experience a decline in net revenue, an increase in inventory and bad debt, and a deterioration in our operating results.

      In the past, some of our distributors have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002 we incurred bad debt of approximately $1.2 million from one of our distributors when it declared bankruptcy. Although we continually monitor and adjust our reserves for bad debts, we cannot assure you that any future bad debts that we incur will not exceed our reserves. Furthermore, we cannot assure you that the financial instability of one or more of our distributors will not result in decreased net revenue for us and a deterioration in our operating results. Distributors have, in the past, reduced planned purchases of our products due to overstocking and such reductions may occur again in the future. Moreover, distributors who have overstocked our products have, in the past, reduced their inventories of our products by selling such products at significantly reduced prices. This may occur again in the future. Any reduction in planned purchases or sales at reduced prices by distributors in the future could harm our business by, among other things, reducing the demand for our products and creating conflicts with other distributors and our direct sales efforts.

Some of our distributors and OEMs have stock rotation and price protection rights which could cause a material decrease in the average selling prices and gross margins of our products, either of which would have an adverse effect on our operating results and financial condition.

      We generally provide our distributors and OEMs with limited stock rotation rights. For example, three times a year, these customers can return up to 15% of our unsold products to us in return for an equal dollar amount of new products. The returned products must have been held in stock by such distributor or OEM and have been purchased within the four-month period prior to the return date. We cannot assure you that we will not experience significant returns of our products in the future or that we will make adequate allowances to offset these returns.

      We also provide certain distributors and OEMs with price protection rights in which we provide these customers with 60-days notice of price increases. Orders we receive from distributors or OEMs within the 60-day period are filled at the lower product price. In the event of a price decrease, we are sometimes required to credit distributors and OEMs the difference in price for any stock they have in their inventory. In addition, we grant certain of our distributors and OEMs “most favored customer” terms, pursuant to which we have agreed not to knowingly grant another distributor or OEM the right to resell our products on terms more favorable than those granted to the existing distributor or OEM, without offering the more favorable terms to the existing distributor or OEM. It is possible that these price protection and “most favored customer” clauses could cause a material decrease in the average selling prices and gross margins of our products, which could in turn have a material adverse effect on distributor or OEM inventories, our business, financial condition, or results of operations.

We do not have exclusive agreements with our distributors, which also sell broadband communications equipment that competes with our products. As a result, our distributors may not recommend or continue to use and offer our products or devote sufficient resources to market and support our products, which could result in a reduction in sales of our products.

      Our agreements with our distributors generally do not grant exclusivity, prevent the distributor from carrying competing products or require the distributor to purchase any minimum dollar amount of our products. Additionally, our distribution agreements do not attempt to allocate certain territories for our products among our distributors. To the extent that different distributors target the same end-users of our products, distributors may come into conflict with one another, which could damage our relationship with, and sales to, such distributors.

      Most of our existing distributors also distribute the products of our competitors. Our distributors may not recommend or continue to use and offer our products, or our distributors may not devote sufficient resources to market and provide the necessary customer support for our products. In addition, it is possible that our distributors will give a higher priority to the marketing and customer support of competitive products or alternative solutions.

      Our distributors do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order, without penalty. Any such termination, change, reduction, or delay in orders would harm our business.

We continue to rely on a limited number of direct customers, the loss of any of which could result in a decline in net revenue and the price of our common stock.

      A significant portion of our net revenue has been derived from a limited number of large orders to direct customers, and we believe that this trend will continue in the future. For example, for the three months ended September 30, 2003, we sold directly to three customers that each accounted for over 10% of our net revenue. The majority of our direct customers do not have any obligation to purchase additional products, and, accordingly, they may terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order without penalty. We have experienced cancellations and delays of orders in the past, and we expect to continue to experience order cancellations and delays from time to time in the future. Any such termination, change, reduction or delay in orders would harm our business. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

If our direct customers do not successfully operate their own businesses, their capital expenditures could be limited, which could result in a delay in payment for, or a decline in the purchase of, our products, which could result in a decrease in our net revenue and a deterioration of our operating results.

      In the past, some of our direct customers have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002, one of our direct customers filed for bankruptcy protection, and, as a result, we incurred approximately $1.1 million in bad debt. Another direct customer, which accounted for 13% of our net revenues in 2002, has experienced financial difficulty and restructured its operations, and it may not be in a position in the future to continue its historic purchase levels. We cannot assure you that any bad debts that we incur in connection with direct sales will not exceed our reserves or that the financial instability of one or more of our direct customers will not continue to adversely affect future sales of our products or our ability to collect on accounts receivable for current sales of our products.

      In addition, we sell a moderate volume of products to competitive service providers. The competitive service provider market is overbuilt and is experiencing consolidation. Many of our competitive service provider customers do not have a strong financial position and have limited ability to access the public financial markets for additional funding for growth and operations. Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, if one or more of these competitive service providers fail, we could face a loss in revenue and an increased bad debt expense, due to their inability to pay outstanding invoices, as well as a corresponding decrease in customer base and future revenue. Furthermore, a significant portion of our sales to competitive service providers are made through independent distributors. The failure of one or more competitive service providers could cause a distributor to experience business failure and/or default on payments to us.

We grant certain of our direct customers “most favored customer” terms, which could cause a material decrease in the average selling prices and gross margins of our products, which would have an adverse effect on our operating results and financial condition.

      In agreements with direct customers that contain “most favored customer” terms, we have agreed to not knowingly provide another direct customer with similar terms and conditions or a better price than those provided to the existing direct customer without offering the more favorable terms, conditions or prices to the existing direct customer. It is possible that these “most favored customer” clauses could cause a material decrease in the average selling prices and gross margins of our products, which could, in turn, have an adverse effect on our operating results and financial condition.

A longer than expected sales cycle could cause our revenues and operating results to vary significantly from quarter to quarter.

      Our sales cycle averages approximately four to 18 months but can take longer in the case of incumbent local exchange carriers, or ILECs, and other end-users. This process is often subject to delays because of factors over which we have little or no control, including:

•	a distributor, OEM or service provider’s budgetary constraints;

•	a distributor, OEM or service provider’s internal acceptance reviews;

•	the success and continued internal support and development of a service provider’s product offerings; and

•	the possibility of cancellation or delay of projects by distributors, OEMs or service providers.

      In addition, as service providers have matured and grown larger, their purchase processes have typically become more institutionalized, requiring more of our time and effort to gain the initial acceptance and final adoption of our products by these customers. Although we attempt to develop our products with the goal of facilitating the time to market of our customer’s products, the timing of the commercialization of a new distributor or service provider applications or services based on our products is primarily dependent on the success and timing of a customer’s own internal deployment program. Delays in purchases of our products can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for our products. A delay in, or a cancellation of, the sale of our products could cause our results of operations to vary significantly from quarter to quarter.

      In the industry in which we compete, a supplier must first obtain product approval from an ILEC or other carrier to sell its products to them. This process can last from four to 18 months or longer depending on the technology, the service provider, and the demand for the product from the service provider’s subscribers. Consequently, we are involved in a constant process of submitting for approval succeeding generations of products, as well as products that deploy new technology or respond to new technology demand from certain carriers or other end-users. We have been successful in the past in obtaining such approvals. However, we cannot be certain that we will obtain such approvals in the future or that sales of such products will continue to occur. Furthermore, the delay in sales until the completion of the approval process, the length of which is difficult to predict, could result in fluctuations of revenue and uneven operating results from quarter to quarter or year to year.

Communications service providers face capital constraints which have restricted and may continue to restrict their ability to buy our products, thereby resulting in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition.

      Our customers consist primarily of communications service providers, including wireless service providers, local exchange carriers, multi-service cable operators, and competitive local and international communications providers. These service providers require substantial capital for the development, construction, and expansion of their networks and the introduction of their services. The general slowdown in the economy and the fact that an oversupply of communications bandwidth exists have resulted in a constraint on the availability of capital for these service providers and have had a material adverse effect on many of our customers, with numerous customers going out of business or substantially reducing their capital spending. If our current or potential customers cannot successfully raise necessary funds or if they experience any other adverse effects with respect to their operating results or profitability, their capital spending programs could continue to be adversely impacted. These conditions adversely impacted the sale of our products and our operating results most severely in the fourth quarter of 2000, and they continued to have an adverse impact throughout 2001, 2002 and the first three quarters of 2003. These conditions may continue to result in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition. In addition, to the extent we choose to provide financing to these prospective customers, we will be subject to additional financial risk which could increase our expenses.

If we are unable to develop new or enhanced products that achieve market acceptance, we could experience a reduction in our future product sales, which would cause the market price of our common stock to decline.

      The communications industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements, each of which may render our existing products obsolete or unmarketable. Our success depends on our ability to enhance our existing products and to timely and cost-effectively develop new products with features that meet changing end-user requirements and emerging industry standards. The development of new, technologically advanced products is an expensive, complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be successful in identifying, developing, manufacturing, and marketing product enhancements or new products that will respond to technological change or evolving industry standards. In the recent past, we have experienced delays in the development and shipment of new products and enhancements, which has resulted in distributor and end-user frustration and delay or loss of net revenue. It is possible that we will experience similar or other difficulties in the future that could delay or prevent the successful development, production, or shipment of such new products or enhancements, or that our new products and enhancements will not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by our competitors or us have in the past caused, and may in the future cause, distributors or end-users to defer or cancel the purchase of our existing products. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of such new products or enhancements to achieve market acceptance, could result in a decline in our future product sales and the price of our common stock.

The introduction of new or enhanced products could cause disruptions in our distribution channels and the management of our operations, which could cause us to record lower net revenue or adversely affect our gross margins.

      Our introduction of new or enhanced products will require us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories, and ensure that adequate supplies of new products can be delivered to meet customer demand. We have historically reworked certain of our products in order to add new features that were included in subsequent releases of the products, which generally resulted in reduced gross margins for those products until such time as production volumes of these new products increase. We can give no assurance that these historical practices will not occur in the future and cause us to record lower net revenue or negatively affect our gross margins.

We rely on the introduction of new or enhanced products to offset the declining sales prices and gross margins of our older products, and the failure of our new or enhanced products to achieve market acceptance could result in a decline in our net revenue and operating results.

      We believe that average selling prices and gross margins for our products will decline as such products mature and as competition intensifies. For example, the average selling price for the Wide Bank products and Adit products has decreased substantially in the past two years. These decreases were due to general economic conditions and the introduction of competitive products. To offset declining selling prices, we believe that, in addition to reducing the costs of production of our existing products, we must introduce and sell new and enhanced products on a timely basis at a low cost or incorporate features in these products that enable them to be sold at higher average selling prices. To the extent that we are unable to reduce costs sufficiently to offset any declining average selling prices or that we are unable to introduce enhanced products with higher selling prices, our gross margins would decline, and such decline could adversely affect our operating results and the price of our common stock.

To develop new products or enhancements to our existing products, we will need to continue to invest in research and development, which could adversely affect our financial condition and operating results, especially if we need to increase the amount of our investment to successfully respond to developing industry standards.

      As standards and technologies evolve, we will be required to modify our products or develop and support new versions of our products. Our research and development expenses decreased 62% to $7.6 million from $20.1 million for the nine months ended September 30, 2003 and 2002, respectively. As a result, we may not have sufficient resources allocated to the development of new and enhanced products to remain competitive. The failure of our products to comply, or delays in achieving compliance, with the various existing and evolving technological changes and industry standards could harm sales of our current products or delay introduction of our future products.

Our industry is highly competitive; if we fail to compete successfully against our competitors, our market share and product sales could be adversely affected, resulting in a decline in our net revenue and deterioration of our operating results.

      The market for our products is intensely competitive, with a large number of equipment suppliers providing a variety of products to diverse market segments within the telecommunications industry. Our existing and potential competitors include many large domestic and international companies, including companies that have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, manufacturing, technological, sales and marketing, distribution, and other resources. Our principal competitors include Adtran, Inc., Advanced Fibre Communications, Inc., Cisco Systems, Inc., Eastern Research, Inc., Lucent Technologies, Inc., Telco Systems, Inc., Tellabs, Inc., Zhone Technologies, Inc. and other small independent systems integrators and private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our products will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisition, thereby further intensifying competition.

      Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing, and other resources and more established channels of distribution. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources than we can devote to the development, promotion, and sale of their products. In addition, such competitors may enter our existing or future markets with solutions, either developed internally or through acquisition, that may be less costly, provide higher performance or additional features, or be introduced earlier than our solutions. Successful new product introductions or enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our products. Competitive products may also cause continued intense price competition or render our products or technologies obsolete or noncompetitive.

      To be competitive, we must continue to invest significant resources in research and development and sales and marketing. We may not have sufficient resources to make such investments or be able to make the technological advances necessary to be competitive. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any of which could cause a decline in the price of our common stock.

Our customers are subject to heavy government regulation in the telecommunications industry, and regulatory changes could adversely affect our customers’ capital expenditure budgets and result in reduced sales of our products and significant fluctuations in the price of our common stock.

      Competitive local exchange carriers, or CLECs, are allowed to compete with ILECs in the provisioning of local exchange services primarily as a result of the adoption of regulations under the Telecommunications Act of 1996, or the 1996 Act, that imposed new duties on ILECs to open their local telephone markets to competition. Although the 1996 Act was designed to expand competition in the telecommunications industry, the realization of the objectives of the 1996 Act is subject to many uncertainties. Such uncertainties include actions by the Federal Communications Commission, or the FCC, judicial and administrative proceedings designed to define rights and obligations pursuant to the 1996 Act, actions or inaction by ILECs or other service providers that affect the pace at which changes contemplated by the 1996 Act occur, resolution of questions concerning which parties will finance such changes, and other regulatory, economic, and political factors. Any changes to the 1996 Act or the regulations adopted thereunder, the adoption or repeal of new regulations by federal or state regulatory authorities apart from or under the 1996 Act, including the E911 FCC mandate or any legal challenges to the 1996 Act could have a material adverse impact upon the market for our products.

      We are aware of certain litigation challenging the validity of the 1996 Act and local telephone competition rules adopted by the FCC for the purpose of implementing the 1996 Act. Furthermore, Congress has indicated that it may hold hearings to gauge the competitive impact of the 1996 Act, and it is possible that Congress will propose changes to the 1996 Act. This litigation and potential regulatory change may delay further implementation of the 1996 Act, which could negatively impact demand for our products. Moreover, our distributors or service provider customers may require that we modify our products to address actual or anticipated changes in the regulatory environment, or we may voluntarily decide to make such modifications. Our inability to modify our products in a timely manner or address such regulatory changes could cause a reduction in demand for our products, a loss of existing customers or the failure to attract new customers, which would result in lower than expected net revenue and a decline in the price of our common stock.

We have limited supply sources for some key parts and components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these parts and components.

      Many key parts and components are purchased from sole source suppliers for which alternative sources are not currently available. We currently purchase approximately 140 key components from suppliers for which there are currently no substitutes, and we purchase approximately 210 key components from single source suppliers. Lead times for materials and components vary significantly and depend on many factors, some of which are beyond our control, such as specific supplier performance, contract terms and general market demand for components. If product orders vary significantly from forecasts, we may not have enough inventories of certain materials and components to fill orders. In addition, many companies utilize the same materials and supplies as we do in the production of their products. Companies with more resources than our own may have a competitive advantage in obtaining materials and supplies due to greater buying power. These factors can result in reduced supply, higher prices of certain materials, and delays in the receipt of certain of our key components, which in turn may generate increased costs, lower margins, and delays in product delivery. Furthermore, due to general economic conditions in the U.S. and globally, our suppliers may experience financial difficulties, which could result in increased delays, additional costs, or loss of a supplier. We attempt to manage these risks through developing alternative sources, through engineering efforts designed to obviate the necessity of certain components, and by building long-term relationships and maintaining close personal contact with each of our suppliers. However, delays in or failures of deliveries of key components, either to us or to our contract manufacturers, and consequent delays in product deliveries, may occur in the future.

      We currently do not have long-term supply contracts for many of our key components. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price, or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

      Our distributors, OEMs and direct customers frequently require rapid delivery after placing an order. Our inability to obtain sufficient quantities of the components needed to fulfill such orders has in the past resulted in, and may in the future result in, delays or reductions in product shipments, which could have an adverse effect on sales and customer relationships, our business, financial condition, or results of operations. In the event of a reduction or interruption of supply, it could take up to nine months or more for us to begin receiving adequate supplies from alternative suppliers. Furthermore, we may not be able to engage an alternative supplier who could be in a position to satisfy our production requirements on a timely basis, if at all. Delays in shipment by one of our suppliers led to lost sales and sales opportunities in the past and may do so again in the future. For example, in the third quarter of 2003, we were not able to fulfill all of our open purchase orders of our Axxius product due to unforecasted demand and an insufficient availability of parts.

      In addition, the manufacturing process for certain single or sole source components is extremely complex. Our reliance on suppliers for these components, especially for newly designed components, exposes us to potential production difficulties and quality variations that the suppliers experience. In the past, this reliance on outside suppliers for these components has negatively impacted cost and the timely delivery of our products to our customers.

Our dependence on third-party manufacturers could result in product delivery delays, which would adversely affect our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results.

      We currently use several third-party manufacturers to provide certain components, printed circuit boards, chassis, and subassemblies. Our reliance on third-party manufacturers involves a number of risks, including the potential for inadequate capacity, the unavailability of, or interruptions in, access to certain process technologies, transportation interruptions, and reduced control over product quality delivery schedules, manufacturing yields, and costs. Some of our manufacturers are undercapitalized and may be unable in the future to continue to provide manufacturing services to us. If these manufacturers are unable to manufacture our components in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of nine months. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis. Any significant interruption in our supply of these components would result in delays, the payment of damages for such delays, or reallocation of products to customers, all of which could have a material adverse effect on our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results. Moreover, since a significant portion of our final assembly and test operations are performed in one location, any fire or other disaster at our assembly facility could also have an adverse effect on our net revenue and operating results.

Our executive officers and certain key personnel are critical to our business, and any failure to retain these employees could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

      Our success depends to a significant degree upon the continued contributions of our Chief Executive Officer and key management, sales, engineering, finance, customer support, and product development personnel, many of whom would be difficult to replace. In particular, the loss of Roger L. Koenig, President and Chief Executive Officer and our co-founder, could adversely affect our ability to manage our operations. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, sales, customer support and product development personnel. We do not have employment contracts with any of our key personnel. The loss of the services of any such persons, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineering personnel and qualified sales personnel, could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our customers are subject to numerous and changing regulations and industry standards. If the products they purchase from us do not meet these regulations or are not compatible with these standards, our ability to continue to sell our products could be seriously harmed.

      Our products must comply with a significant number of voice and data regulations and standards, which vary between U.S. and international markets, and may also vary within specific foreign markets. We also need to ensure that our products are easily integrated with various telecommunications systems. Standards for new services continue to evolve, requiring us to continuously modify our products or develop new versions to meet new standards. Testing to ensure compliance and interoperability requires significant investments of time and money. If our systems fail to timely comply with evolving standards in U.S. and international markets, if we fail to obtain compliance on new features or if we fail to maintain interoperability with equipment from other companies, our ability to sell our products would be significantly impaired. We could thereby experience, among other things, customer contract penalties, delayed or lost customer orders and decreased revenues.

      We have maintained compliance with ISO 9001:2000 since we were first certified in May 2000, with Telcordia OSMINE since we were first certified in the fourth quarter of 2001 and with Network Equipment Building Standards Level 3 since we were first certified in April 1998. ISO 9001:2000 is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products. Telecordia, formerly known as Bellcore, developed the Osmine program, which is a process designed to ensure that all of the network equipment used by Regional Bell Operating Companies, or RBOCs, can be managed by the same software programs. NEBS, or Network Equipment Building Standards, is a set of performance, quality and safety requirements — which were developed internally at Bell Labs and later at Telecordia — for network switches. RBOCs and local exchange carriers rely on NEBS-compliant hardware for their central office telephone switching. We cannot assure that we will maintain these certifications. The failure to maintain any of these certifications may adversely impair the competitiveness of our products.

Our products may suffer from defects or errors that may subject us to product returns and product liability claims, which could adversely affect our reputation and seriously harm our results of operations.

      Our products have contained in the past, and may contain in the future, undetected or unresolved errors when first introduced or when new versions are released. For example, in the first quarter of 2003, we discovered that a service card in one of our products contained a software defect when used in certain applications. We corrected this defect with a software upgrade to the service card which required us to incur additional costs and expend additional resources to develop and install the software upgrade. Despite our extensive testing, errors, defects, or failures are possible in our current or future products or enhancements. If such defects occur, we may be subject to:

•	delays in or losses of market acceptance and sales;

•	product returns;

•	diversion of development resources resulting in new product development delay;

•	injury to our reputation; or

•	increased service and warranty costs.

      Delays in meeting deadlines for announced product introductions, or enhancements or performance problems with such products, could undermine customer confidence in our products, which would harm our customer relationships.

      Our agreements with our distributors, OEMs and direct customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective or adequate under the laws of certain jurisdictions. It is also possible that our errors and omissions insurance may be inadequate to cover any potential product liability claim. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, and it is possible that we will be subject to such claims in the future. Product liability claims brought against us could harm our business.

The operations of recently acquired Paragon Networks International Inc. may prove difficult to integrate into our own, and we may not achieve the anticipated benefits of the acquisition.

      We recently completed the acquisition of Paragon Networks International Inc. The Paragon acquisition is the largest acquisition we have completed, and the complex process of integrating Paragon with our operations requires significant resources. We will also face ongoing business challenges that principally include the geographic dispersion of our operations and generating market demand for an expanded product line. Failure to achieve the anticipated benefit of this acquisition or to successfully integrate the operations of Paragon could harm our financial position and results of operations.

      We have incurred and expect to continue to incur significant costs and commit significant management time integrating Paragon’s operations, technology, development programs, products, information systems, customers and personnel. These costs have been, and will likely continue to be, substantial and include costs for:

•	integrating and reorganizing operations, including combining teams, facilities and processes in various functional areas;

•	fees and expenses of professionals and consultants involved in completing the integration process;

•	settling existing Paragon liabilities;

•	integrating technology and products; and

•	other transaction costs associated with the acquisition, including financial advisor, attorney, accountant and other fees.

Some of these costs will result in an increase in our operating expenses, which, if not offset by an increase in net revenue if and when we are able to successfully sell and market the Paragon product line, would decrease our operating profits and adversely affect our cash flows and operating results, which could result in a decline in the price of our common stock.

Difficulties in integrating past or future acquisitions could adversely affect our operating results and result in a decline in the price of our common stock.

      We have spent and may continue to spend significant resources identifying businesses to be acquired by us. The efficient and effective integration of any businesses we acquire into our organization is critical to our growth. Our acquisition of Paragon, and any future acquisitions, involves numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management’s attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.

If we have insufficient proprietary rights or if we fail to protect those rights we have, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts and could result in a decrease in our net revenue and the price of our common stock.

      We rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. As of September 30, 2003, we held a total of 12 issued U.S. patents and had approximately 15 pending U.S. patent applications. We have one U.S. trademark application pending and have 14 registered trademarks. We cannot assure you that our pending patent or trademark applications will be granted or, if granted, will be sufficient to protect our rights. We have entered into confidentiality agreements with our employees and consultants, and non-disclosure agreements with our suppliers, customers, and distributors in order to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use trade secrets or other information that we regard as proprietary. Furthermore, we may be subject to additional risks as we enter into transactions in foreign countries where intellectual property laws do not protect our proprietary rights as fully as the laws of the U.S. Based on the costs of obtaining foreign protection for our intellectual property as contrasted with the potential unenforceability of any such foreign protections, we suspended our activities related to obtaining international trademark and patent registrations in the first quarter of 2003. We cannot assure that our competitors will not independently develop similar or superior technologies or duplicate any technology that we have. Any such events could harm our ability to sell and market our products, which could result in a decrease in net revenue and the price of our common stock.

We may face intellectual property infringement claims that could result in significant expense to us, divert the efforts of our technical and management personnel, or cause product shipment delays.

      The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our markets increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. From time to time, third parties may assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to us. Any future third-party claims, whether or not such claims are determined adversely to us, could result in significant expense, divert the efforts of our technical and management personnel, or cause product shipment delays. In the event of an adverse ruling in any litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses from third parties. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

      In our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks, or copyrights of third parties. In certain limited instances, the amount of such indemnities may be greater than the net revenue we may have received from our customer.

Increased sales volume in international markets could result in increased costs or loss of revenue due to factors inherent in these markets.

      We are in the process of expanding into international markets, and we anticipate increased sales from these markets. A number of factors inherent to these markets expose us to significantly more risk than domestic business, including:

•	local economic and market conditions;

•	exposure to unknown customs and practices;

•	potential political unrest;

•	foreign exchange exposure;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	less regulation of patents or other safeguards of intellectual property; and

•	difficulties in collecting receivables and inability to rely on local government aid to enforce standard business practices.

      Any of these factors, or others, of which we are not currently aware, could result in increased operating costs or loss of net revenue.

Failure to meet future capital needs would adversely affect our ability to fund our business operations and result in a decline in the price of our common stock.

      We require substantial working capital to fund our business. As of September 30, 2003, we had approximately $31.2 million in cash and marketable securities. Without taking into account any proceeds that we may receive from the offering of shares pursuant to this prospectus, we believe that our cash and marketable securities, together with cash generated by operations, if any, will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, our ability to expand our client base and the growth of sales and marketing. If our capital requirements vary materially from those currently forecasted, we may need to obtain additional financing. Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities, or respond to competitive pressures, which would adversely affect our business and result in a decline in the price of our common stock.

We are controlled by Roger Koenig, our President and Chief Executive Officer, and Nancy Pierce, our Secretary and Corporate Development Officer, who together can determine the outcome of matters requiring the approval of a majority of the outstanding shares of our common stock.

      As of December 31, 2003, our directors and executive officers, together with members of their families and entities that may be deemed affiliates of, or related to, such persons or entities, beneficially owned approximately 52% of our outstanding shares of common stock and will, after this offering, own approximately 42% of our outstanding shares of common stock. In particular, Mr. Koenig, a director and our President and Chief Executive Officer, and Ms. Pierce, a director and our Secretary and Corporate Development Officer, are married. As of December 31, 2003, Mr. Koenig and Ms. Pierce together beneficially owned approximately 51% of our outstanding shares of common stock.

      Accordingly, these two stockholders are currently able to elect all members of our Board of Directors and determine the outcome of all corporate actions requiring stockholder approval of a majority of the voting power held by our stockholders, such as mergers and acquisitions. Upon completion of this offering, these stockholders will continue to have the ability to exert significant influence over matters requiring the approval of a majority of the voting power held by our stockholders. This level of ownership by such persons and entities may delay, defer, or prevent a change in control and may harm the voting and other rights of other holders of our common stock.

Risks Related to this Offering

Our stock price has been highly volatile and is currently trading at or near its three-year high.

      The market price of our common stock has been, and is likely to continue to be, highly volatile based on a variety of factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	the gain or loss of significant contracts by us or our competitors;

•	the entry of new competitors into our markets;

•	changes in management or additions or departures of key personnel;

•	announcements of technological innovations, new products, changes in product pricing, acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	changes in financial estimates or investment recommendations by securities analysts or our failure to perform in line with analysts’ expectations;

•	legislative or regulatory changes relating to the telecommunications industry;

•	the low trading volume of our common stock; and

•	other events and circumstances beyond our control.

      Our common stock is currently trading at or near its three-year high. Over the past 12 months, the closing price of our common stock on The Nasdaq National Market has fluctuated from a low of $0.66 to a high of $16.78 per share. In addition, the stock market in general, and the market prices of equity securities of many technology companies in particular, have experienced extreme price fluctuations, which often have been unrelated to the operating performance of such companies. These broad market fluctuations may harm the market price of our common stock. Our stock price and the stock market in general have been particularly volatile in recent quarters and may continue to be volatile in the future.

If a significant number of shares of our common stock are sold in a short period of time, the market price of our common stock could decline.

      We, all of our executive officers and directors and KELD LLC (with the exception of KELD LLC’s Plan discussed below) have entered into the lock-up agreements described in the section entitled “Underwriting.”

      On August 20, 2003, KELD LLC entered into a stock trading plan, or the Plan, pursuant to Securities and Exchange Commission Rule 10b5-1 to enable KELD LLC to engage in transactions involving our stock during periods in which its beneficial owners may be in possession of material, non-public information. The Plan allows for the sale of 15,000 shares of our common stock per week during a six-month period based on certain market conditions. In accordance with this rule, procedural steps were taken to ensure that the persons making the investment decisions for KELD LLC under the Plan have been insulated from any material nonpublic information. KELD LLC has agreed that it will not modify or amend the terms of the Plan during the period ending 90 days after the date of this prospectus.

      Once these contractual restrictions lapse, our executive officers, directors and KELD LLC will be able to sell shares of our common stock subject to certain restrictions under the Securities Act. See “Principal Stockholders.” If a significant number of shares of our common stock are sold in a short period of time, the market price of our common stock could decline.

Future sales of shares of our common stock and the resulting dilution that would occur with such sales could cause the market price of our common stock to decline.

      Sales of a substantial number of shares of common stock in the public market after the offering or the perception that these sales could occur could materially and adversely affect the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have outstanding 32,588,209 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants after December 31, 2003. All of our executive officers and directors have entered into the lock-up agreements described in the section entitled “Underwriting.”

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay a change in control, which could negatively impact the value of our common stock by discouraging a favorable merger or acquisition of us.

      Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of “blank check” preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Forward-looking statements include, but are not necessarily limited to, those relating to:

•	operating results;

•	gross margins;

•	working capital;

•	operating expenses;

•	future sales of our products to our customers;

•	manufacturing efficiencies;

•	competitive products and pricing;

•	research and new product development;

•	economic changes impacting the telecommunications industry;

•	competition;

•	inventory levels;

•	expectations regarding our future net revenue;

•	development of industry standards; and

•	regulation of telecommunications industry.

      The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. The statements contained in this prospectus are made as of the date of this prospectus, and we are not obligated to update or revise any forward-looking statements to reflect new events or circumstances.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of 6,000,000 shares of common stock offered by us will be approximately $94.7 million, or $109.0 million if the underwriters’ over-allotment option is exercised in full, assuming a public offering price of $16.78 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures, and acquisitions or investments in complementary businesses or products or to obtain the right to use complementary technologies. We presently have no plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed on the Nasdaq National Market under the symbol “CACS.” The table below sets forth the high and the low closing sales prices per share as reported on the Nasdaq National Market for the periods indicated.

	High	Low

Year Ended December 31, 2001:
First Quarter	$9.500	$5.031
Second Quarter	8.190	4.438
Third Quarter	6.000	2.690
Fourth Quarter	3.880	2.150
Year Ended December 31, 2002:
First Quarter	$4.920	$3.000
Second Quarter	3.360	1.110
Third Quarter	1.270	0.500
Fourth Quarter	0.760	0.370
Year Ended December 31, 2003:
First Quarter	$1.100	$0.470
Second Quarter	2.210	0.950
Third Quarter	5.040	2.170
Fourth Quarter	15.680	4.551

      On January 16, 2004, the last reported sale price of our common stock as reported on the Nasdaq National Market was $16.78 per share. As of December 31, 2003, there were approximately 153 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the 6,000,000 shares of common stock we are offering under this prospectus at an assumed public offering price of $16.78 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the estimated net proceeds from the offering. See “Use of Proceeds.”

	September 30, 2003

	Actual	As Adjusted

	(In thousands, except
	share information)
Cash and cash equivalents	$14,166	$108,859

Marketable securities available for sale	$17,020	$17,020

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized and no shares issued or outstanding	$—	$—
Common stock, $0.001 par value, 60,000,000 authorized, 24,834,024 shares issued and outstanding, actual; 30,834,024 shares issued and outstanding, as adjusted	25	31
Additional paid-in capital	85,861	180,548
Deferred compensation	(20)	(20)
Accumulated deficit	(18,702)	(18,702)
Accumulated other comprehensive income	4	4

Total stockholders’ equity	67,168	161,861

Total capitalization	$67,168	$161,861

      The table set forth above is based on shares of common stock outstanding on September 30, 2003 and excludes, as of such date:

•	3,719,057 shares of common stock issuable upon the exercise of outstanding options under our 1998 stock incentive plan with a weighted average exercise price of $3.80 per share;

•	an aggregate of 3,166,372 shares of common stock available for future grants under our 1998 stock incentive plan (which reflects an increase of 562,500 shares that are available as of January 2004 for future grants under our 1998 stock incentive plan pursuant to the terms thereof);

•	262,500 shares of common stock available for future grants under our employee stock purchase plan which was previously approved by our stockholders, but has not yet been activated; and

•	1,334,521 shares of common stock that we issued on November 25, 2003 in connection with our acquisition of Paragon.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table presents our selected consolidated financial data and should be read in conjunction with our audited consolidated financial statements, our unaudited consolidated financial statements and the accompanying notes, included or incorporated by reference in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The following table presents selected consolidated balance sheet and statement of operations data as of and for the fiscal years ended December 31, 1998 through 2002 and for the nine-month periods ended September 30, 2002 and 2003. The consolidated balance sheet data as of December 31, 2001 and 2002 and the consolidated statement of operations data for the fiscal years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the consolidated statement of operations data for the fiscal years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated balance sheet data as of September 30, 2003 and the consolidated statement of operations data for the nine-month periods ended September 30, 2002 and 2003 are based upon our unaudited quarterly consolidated financial statements included in this prospectus. The information as of and for the nine-month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for any future period.

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$48,133	$108,815	$148,050	$100,706	$50,247	$38,787	$39,286
Cost of goods sold	23,067	45,499	66,769	54,090	33,145	25,851	22,010

Gross profit	25,066	63,316	81,281	46,616	17,102	12,936	17,276
Operating expenses:
Research and development	5,800	13,779	28,888	33,568	23,728	20,069	7,638
Sales and marketing	6,414	11,524	20,182	23,357	18,259	14,186	8,183
General and administrative	3,169	4,194	8,033	8,365	9,823	8,014	3,842
Bad debt expense (recoveries)	246	713	3	697	5,567	5,538	(2,981)
Asset impairment charges	—	—	—	4,220	9,795	8,995	—
Goodwill and intangible asset amortization	—	—	906	3,460	216	216	—
Restructuring charge	—	—	—	—	1,981	—	—

Total operating expenses	15,629	30,210	58,012	73,667	69,369	57,018	16,682
Income (loss) from operations	9,437	33,106	23,269	(27,051)	(52,267)	(44,082)	594
Interest income	1,213	2,354	3,589	1,638	715	593	258
Other income (expense), net	11	(24)	(63)	(3)	(1)	(1)	—

Income (loss) before income taxes	10,661	35,436	26,795	(25,416)	(51,553)	(43,490)	852
Income tax expense (benefit)	3,712	11,871	8,245	(10,561)	1,102	1,142	(89)

Net income (loss)	$6,949	$23,565	$18,550	$(14,855)	$(52,655)	$(44,632)	$941

Income (loss) per share:
Basic	$0.29	$0.98	$0.76	$(0.60)	$(2.13)	$(1.80)	$0.04
Diluted	$0.28	$0.93	$0.74	$(0.60)	$(2.13)	$(1.80)	$0.04

Weighted average common shares:
Basic	18,253	23,939	24,428	24,695	24,754	24,753	24,787
Diluted	19,387	25,223	24,975	24,695	24,754	24,753	25,619

						At
	December 31,					September 30,

	1998	1999	2000	2001	2002	2003

						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,201	$25,460	$32,812	$24,741	$14,900	$14,166
Marketable securities available for sale	22,777	39,861	19,648	11,873	10,828	17,020
Working capital	60,571	90,153	99,851	91,597	56,324	59,774
Total assets	72,313	108,345	154,999	133,017	76,437	77,167
Total liabilities	8,955	11,111	22,202	14,424	10,323	9,999
Total stockholders’ equity	63,358	97,234	132,797	118,593	66,114	67,168

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

Overview

      We design, manufacture and sell next-generation broadband access communications equipment to wireline and wireless communications service providers. We were incorporated in September 1992 as a successor company to Koenig Communications, Inc., an equipment systems integration and consulting company which had been in operation since 1986. In the summer of 1995, we ceased our systems integration and consulting business and commenced our main product sales with the commercial deployment of our first network access products, which was followed by the introduction of our Wide Bank products in November 1997, Access Navigator products in January 1999, Adit products in December 1999, the Broadmore products in October 2000, which we acquired from Litton Network Access Systems, Inc., or LNAS, and the Axxius products in June 2002.

      During the late 1990s, a substantial number of service providers, including CLECs, invested heavily in network infrastructures and service delivery projects, which accelerated growth in the telecommunications equipment market. By 2000, when our annual net revenues reached $148.1 million, we relied on a limited number of CLECs for a significant portion of our net revenue. However, starting in late 2000, many of these CLECs encountered sharp declines in the amount of capital they had available to fund network infrastructure and service delivery projects. As a result, there was a significant decline in the demand for telecommunications equipment, including demand for our products.

      We have since broadened our product portfolio into new markets, including wireless service providers and incumbent wireline carriers. For example, in 2000, 62% of our net revenue was derived from CLECs, 13% from ILECs, and 5% from wireless service providers compared to 22%, 24% and 29%, respectively, for the three months ended September 30, 2003. Currently, the wireless and ILEC markets are dominated by a small number of large companies, and we continue to rely upon a small number of customers in these markets for a significant portion of our revenue. For example, we believe that T-Mobile USA, Inc., a wireless service provider, both directly and indirectly through our OEM channel, accounted for 24% of our net revenue for the three months ended September 30, 2003.

      When the downturn in the telecommunications industry adversely affected our net revenue and operating results in late 2000, we reduced our operating expenses in an effort to better position our business for the long term. In December 2002, we completed a restructuring plan designed to reduce our expenses and align our workforce and operations to be more in line with anticipated net revenues. As a result of the restructuring plan, we recorded a $2.0 million restructuring charge in the fourth quarter of 2002. This charge was comprised of $1.4 million for future rent payments related to facility closures and downsizing and $600,000 for salary-related expenses due to reductions in our workforce. Our objective has been to focus on cost controls while continuing to invest in the development of new and enhanced products, which we believe will position us to take advantage of sales opportunities as economic conditions improve and demand recovers, a trend that we have started to see over the past six months. However, we believe current economic conditions may continue to cause our customers and potential customers to defer and reduce capital spending.

      Historically, most of the sales of our products have been through a limited number of distributors. For example, as a percentage of net revenue, Walker & Associates accounted for 23% in 2001, 16% in 2002, and 16% for the nine months ended September 30, 2003. Recently, however, an increasing proportion of our products sales have been made directly to telecommunications service providers and OEMs. For example, for the three months ended September 30, 2003, one OEM customer accounted for over 10% of our net revenue, and we sold directly to two service providers that each accounted for over 10% of our net revenue. We expect that the sale of our products will continue to be made to a small number of distributors, OEMs, and direct customers. As a result, the loss of, or reduction of sales to, any of these customers would have a material adverse effect on our business.

      Our net revenue continues to be affected by the timing and number of orders for our products, which continue to vary from quarter to quarter due to factors such as demand for our products, economic conditions, and the financial stability and ordering patterns of our direct customers, distributors, and OEMs. In addition, a significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of OEM and direct sales to customers continues to increase since such customers typically place larger orders than our distributors. The timing of such orders and our ability to fulfill them have caused material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

Recent Developments

Operating Results for the Quarter and Year-Ended December 31, 2003

      On January 20, 2004, we announced our preliminary results for the quarter and year ended December 31, 2003. For the quarter, our net revenue was $23.3 million compared to $11.5 million for the fourth quarter of 2002. Our net income for the fourth quarter of 2003 was $1.5 million or $0.05 per diluted share compared to a net loss of $8.0 million or $0.32 per diluted share for the fourth quarter of 2002. For the year ended December 31, 2003, our net revenue was $62.6 million compared to $50.2 million for the year ended December 31, 2002. Our net income for the year ended December 31, 2003 was $2.5 million or $0.09 per diluted share compared to a net loss of $52.7 million or $2.13 per diluted share for the year ended December 31, 2002.

      Based on the information available to us as of the date of this prospectus, for the quarter ending March 31, 2004 as compared to the quarter ended December 31, 2003, we expect (1) net revenue to increase by 5% to 10%, (2) gross margins to increase slightly and (3) operating expenses to increase by 15% to 20%, which will include a full quarter of acquisition related expenses. The foregoing are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As noted above, these forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks include, among others, risks related to:

•	dependence on key suppliers for critical components of product development and product production;

•	dependence on a small number of large OEM and direct customers, most recently in the wireless market, which comprised approximately 57% of our net revenue in the fourth quarter of 2003;

•	integration and production of recently acquired products;

•	problems at or with our distributors, OEMs, suppliers and direct customers;

•	overall demand levels for our products;

•	changes in capital spending by our customers;

•	price and product competition and competitive announcements in our industry; and

•	general market conditions and the factors discussed in the “Risk Factors” section of this prospectus.

      These forward-looking statements are made as of the date of this prospectus and should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Acquisition of Paragon

      On November 25, 2003, we completed the acquisition of Paragon Networks International Inc., a provider of wireless transport products to mobile wireless operators worldwide. In exchange for all outstanding shares of Paragon capital stock, we issued 1,334,521 shares of our common stock and distributed $411,405 in cash to the Paragon stockholders. As of the closing of the acquisition, the aggregate value of the consideration that we issued to the Paragon stockholders was approximately $19.6 million. All outstanding Paragon options and warrants were cancelled as part of the transaction. We are accounting for the acquisition using the purchase method of accounting. In addition to the consideration that we issued in exchange for the outstanding shares of Paragon capital stock, we will pay an aggregate of approximately $1.0 million in cash to Paragon employees.

      As a result of the acquisition, we expect moderate increases to our net revenue and operating expenses; however, for the fourth quarter of 2003, we believe that the increase in our cost of goods sold and our operating expenses that are associated with the Paragon acquisition may be higher than the increase in net revenue associated with the Paragon acquisition. Although we believe revenues in subsequent quarters associated with the Paragon acquisition may increase at a faster rate than cost of goods sold and operating expenses associated with the acquisition, there can be no assurance that this will occur.

      Paragon’s products are primarily used for the wireless transport and data integration of cell site connections to wireless network hubs and wireline network switching equipment. We believe the addition of Paragon’s BROADway and MASTERseries products complements our own product portfolio by increasing the breadth of our product offerings, as well as adding new customers.

Results of Operations

Three and Nine Months Ended September 30, 2003 and September 30, 2002

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)
	(In thousands)
Net revenue	$15,927	$10,534	$39,286	$38,787
Cost of goods sold	$9,169	$6,342	$22,010	$25,851

      Net revenue for the three months ended September 30, 2003 increased to $15.9 million from $10.5 million reported for the three months ended September 30, 2002. This increase was a result of an increase in the number of Adit products sold into the wireless market and the converged enterprise service delivery market and an increase in the number of Axxius products sold into the wireless market. The increase was partially offset by a decrease in the number of Adit products sold to CLEC customers and decreased sales of the Wide Bank products. Net revenue for the nine months ended September 30, 2003 increased to $39.3 million from $38.8 million reported for the nine months ended September 30, 2002. This slight increase was a result of the increase in net revenue for the three months ended September 30, 2003, offset by the decrease in net revenue as a result of a decrease in the sale of our products due to the general downturn in the telecommunications industry, which began in the three months ended December 31, 2000 and continued through the three months ended March 31, 2003.

      Cost of goods sold for the three months ended September 30, 2003 increased to $9.2 million compared to $6.3 million for the three months ended September 30, 2002. The increase was primarily attributable to increased product shipments and was partially offset by cost reductions in existing products. Cost of goods sold for the nine months ended September 30, 2003 decreased to $22.0 million from $25.9 million for the nine months ended September 30, 2002. The decrease was primarily attributable to charges taken for slow moving and excess inventory of $1.8 million and $1.2 million in the first and second quarters of 2002, respectively, as well as cost reductions in existing products partially offset by increases in product shipments.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)
	(In thousands)
Gross profit	$6,758	$4,192	$17,276	$12,936
Gross margin	42%	40%	44%	33%

      Our gross profit for the three months ended September 30, 2003 increased to $6.8 million from $4.2 million for the three months ended September 30, 2002. Gross profit for the nine months ended September 30, 2003 increased to $17.3 million from $12.9 million for the nine months ended September 30, 2002. The increase in gross profit was caused primarily by cost reductions of our products sold in 2003, the $3.0 million increase of inventory reserves recorded in the first half of 2002, and, to a lesser extent, by increased revenue in 2003. However, our cost reductions were partially offset by reduced selling prices of certain products. Our gross margin for the three months ended September 30, 2003 increased to 42% from 40% for the three months ended September 30, 2002. Our gross margin for the nine months ended September 30, 2003 increased to 44% from 33% for the nine months ended September 30, 2002. Gross margins were lower in the first nine months of 2002 than in the corresponding period of 2003 primarily due to the $3.0 million increase of inventory reserves recorded in the first half of 2002 for slow moving and excess inventory. In estimating the reserve for slow moving and excess inventory, we considered the forecast by product for the next 12 months and other known trends and circumstances relating to our inventory. Gross margins were also impacted by changes in the mix of products sold, as gross margins vary among products, increased production volumes, decreases in selling prices, product cost reductions, and decreased overhead expenses.

      We believe that average selling prices and gross margins for our products will decline as our products mature and as competition intensifies. For example, in 2002 and 2003, we reduced the price of our Wide Bank and Adit products, and we expect to make further price reductions in the future with respect to these products. In addition, discounts to distributors, OEMs, and direct customers vary among product lines and are based on volume shipments. Such discounts adversely affect our gross margins. Gross margins would also decrease if we incur additional charges for slow moving and excess inventory. We believe our gross margins are likely to fluctuate in the future based on production levels, product type and channel mix. Furthermore, new product introductions could also cause gross margins to decrease until production volumes of these new products increase.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)
	(In thousands)
Research and development expenses	$2,525	$5,283	$7,638	$20,069
As a percentage of net revenue	16%	50%	19%	52%

      Research and development expenses for the three months ended September 30, 2003 decreased to $2.5 million from $5.3 million for the three months ended September 30, 2002 primarily as a result of a $1.7 million decrease in personnel expense and a $630,000 decrease in depreciation expense. Research and development expenses for the nine months ended September 30, 2003 decreased to $7.6 million from $20.1 million for the nine months ended September 30, 2002 primarily as a result of a $7.8 million decrease in personnel expense, a $1.5 million decrease in depreciation expense, a $1.1 million expense for Telcordia certification that we incurred in the nine months ended September 30, 2002, and a $1.1 million decrease in prototyping expense. We expect our research and development expenses to increase for the quarter ending December 31, 2003 as we increase investment in the development of new products.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)
	(In thousands)
Sales and marketing expenses	$2,763	$4,157	$8,183	$14,186
General and administrative expenses	1,277	1,675	3,842	8,014
Bad debt expense (recoveries)	(423)	7	(2,981)	5,538
Other intangible amortization	—	72	—	216
Asset impairment charges	—	8,995	—	8,995

Total selling, general and administrative expenses	$3,617	$14,906	$9,044	$36,949
Total selling, general and administrative expenses as a percentage of net revenue	23%	142%	23%	95%

      Selling, general and administrative expenses for the three months ended September 30, 2003 decreased to $3.6 million from $14.9 million for the three months ended September 30, 2002. Selling, general and administrative expenses for the nine months ended September 30, 2003 decreased to $9.0 million from $36.9 million for the nine months ended September 30, 2002. Sales and marketing expenses for the three months ended September 30, 2003 decreased to $2.8 million from $4.2 million for the three months ended September 30, 2002 primarily as a result of a $752,000 decrease in personnel expense. Sales and marketing expenses for the nine months ended September 30, 2003 decreased to $8.2 million from $14.2 million for the nine months ended September 30, 2002 primarily as a result of a $4.0 million decrease in personnel expense, a $515,000 decrease in travel and entertainment expense, a $285,000 decrease in expenses for demonstration equipment and a $273,000 decrease in communication expense. The remainder of the decrease resulted from a reduction in spending for marketing, customer support, advertising, and trade shows. General and administrative expenses for the three months ended September 30, 2003 decreased to $1.3 million from $1.7 million for the three months ended September 30, 2002 primarily as a result of a $348,000 decrease in personnel expense. General and administrative expenses for the nine months ended September 30, 2003 decreased to $3.8 million from $8.0 million for the nine months ended September 30, 2002 primarily as a result of a $2.2 million expense for legal and settlement costs that we incurred in the nine months ended September 30, 2002, a $1.6 million decrease in personnel expense and a $100,000 decrease in depreciation expense. Bad debt recoveries of $1.4 million, $1.1 million and $423,000 were recorded for the three months ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively, as we were able to collect significant amounts of aged receivables. We recorded asset impairment charges totaling $9.0 million in the quarter ended September 30, 2002. We anticipate that selling, general and administrative expenses will increase in the next few quarters. If we continue to collect aged receivables from our customers or their financial condition improves, we could see further recoveries of bad debt.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)

	(In thousands)
Other income, net	$86	$128	$258	$592
Income tax expense (benefit)	—	$(1,016)	$(89)	$1,142

      Other income, net for the three months ended September 30, 2003 decreased to $86,000 from $128,000 for the three months ended September 30, 2002. Interest and other income for the nine months ended September 30, 2003 decreased to $258,000 from $592,000 for the nine months ended September 30, 2002. These decreases were attributable to lower interest income resulting from lower interest rates than the previous periods.

      For the three months ended September 30, 2003, we did not incur an income tax expense or benefit. We have recorded a valuation allowance against our deferred tax assets, as we do not currently believe that realization of these tax assets is sufficiently assured. However, we continue to monitor the realizability of our deferred tax assets each quarter and make adjustments to the valuation allowance as necessary.

Years Ended December 31, 2002, 2001 and 2000

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Net revenue	$148,050	$100,706	$50,247
Cost of goods sold	$66,769	$54,090	$33,145

      Our net revenue for 2002 decreased to $50.2 million from $100.7 million and $148.1 million for the years ended December 31, 2001 and 2000, respectively. The decreases in net revenue in 2001 and 2002 were due to decreases in the number of units of our products sold and price decreases in some of our products which were primarily caused by overall economic weakness and capital market constraints impacting telecommunication service providers and continued downturns in the telecommunications sector in 2002. A significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of direct sales to end-users increases. In 2000, 2001 and 2002, 23% of our net revenue was derived from 19, 15 and 14 orders, respectively. Eleven customers placed these orders over those years. These customers include ADC, Walker & Associates and Winstar, each of which contributed at least 10% of our net revenue in at least one of those periods. We have experienced a substantial decrease in the number of orders from some of these customers as a result of decreases in their capital spending budgets and the impact of adverse economic conditions both in general and in the telecommunications equipment industry in particular, which has resulted in decreased demand for telecommunications equipment during this period. In order to maintain or grow our net revenue, as well as offset the loss of anticipated net revenue from some of our prior customers, we will need to sell more products to both our remaining customers and new customers, and we can provide no assurance that we will be able to make such sales. Our net revenue was and continues to be affected by the timing and quantities of orders for our products which may vary from quarter to quarter in the future, as they have in the past, due to factors such as demand for our products, economic conditions, bankruptcies of our customers and distributors, and ordering patterns of distributors, OEMs and other direct customers. We believe that this trend could continue in the future, especially if the percentage of direct sales to end-users increases. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will occur in the future.

      During 2002, approximately half of our revenue was derived from the sales of our products through our distributors. Our success depends in part on the continued sales and customer support efforts of our network of distributors and increased sales to our direct customers. In 2002, Walker & Associates, a distributor, accounted for 16% of net revenue. We expect that the sale of our products will continue to be made to a small number of distributors. Accordingly, the loss of, or a reduction in sales to, any of our key distributors could have a material adverse effect on our business. In addition to being dependent on a small number of distributors for a majority of our net revenue, we believe that our products are distributed to a limited number of service provider customers. In 2002, one of these competitive carrier end-user customers, XO Communications, Inc., accounted for 13% of our net revenue for the year ended December 31, 2002. A decrease in sales to XO Communications could have a material adverse effect on our business. Although XO Communications has completed restructuring its operations, it may not be in a position in the future to continue its current purchase levels.

      Cost of goods sold for 2002 was $33.1 million compared to $54.1 million for 2001 and $66.8 million for 2000. The decrease in 2002 was primarily attributable to decreased product shipments, partially influenced by cost reductions in existing product platforms, and partially offset by charges taken in 2002 for slow moving and excess inventory. In 2001, the decrease in cost of sales was primarily attributable to decreased product shipments and was partially offset by charges taken that year for excess and slow moving inventory.

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Gross profit	$81,281	$46,616	$17,102
Gross margin	55%	46%	34%

      Our gross profit for 2002 was $17.1 million, a decrease of $29.5 million from the gross profit of $46.6 million in 2001. Gross margin decreased to 34% in 2002 from 46% in 2001 and 55% in 2000. The decrease in gross margin was driven primarily by reduced revenues and charges taken for slow moving and excess inventory. Gross margin decreases were also attributable to changes in product mix, as gross margins vary among products, and lower production volumes, decreases in selling prices, and increased overhead expenses. These decreases in gross margins in 2002 were partially offset by product cost reductions. Gross profit in 2001 decreased $34.7 million from a gross profit of $81.3 million in 2000. This decrease was caused by the decreased shipments of our products and by charges taken for slow moving and excess inventory.

      We believe that gross margins could continue to decrease if sales of our products decline and if additional pricing declines occur in our products at a greater rate than anticipated cost reductions or if we incur additional charges for slow moving and excess inventory. New product introductions could also harm gross margins until production volumes increase. We believe that average selling prices and gross margins for our products will decline as such products mature, as volume price discounts in distributor contracts and direct sales relationships take effect, and as competition intensifies, among other factors. For example, the average selling price for the Wide Bank products and Adit products has decreased in the past two years. These decreases were due to unfavorable general economic conditions and the introduction of competitive products. In addition, discounts to distributors vary among product lines and are based on volume shipments, each of which affects gross margins. As a result, we believe that our gross margins are likely to fluctuate in the future based on product mix and channel mix. Furthermore, gross margins will likely be reduced from time to time as a result of new product introductions by our competitors and us.

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Research and development expenses	$28,697	$33,205	$23,536
As a percentage of net revenue	19.4%	33.0%	46.8%

      Research and development expenses for 2002 decreased to $23.5 million from $33.2 million in 2001 primarily as a result of a $6.7 million decrease in personnel expense and a $2.0 million decrease in prototyping expense. Research and development expenses increased from $28.7 million in 2000 to $33.2 million for 2001 primarily as a result of a $5.3 million increase in personnel expense and a $1.5 million increase in depreciation expense, partially offset by a $1.6 million decrease in consultant expense. The increase in personnel expense was due to an increase in the number of personnel engaged in the development of new products, specifically the Adit 600 and Adit 105 products, the acquisition of two research and development facilities in Roanoke, Virginia and personnel added for enhancing our existing products.

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Sales and marketing expenses	$20,035	$23,299	$18,254
General and administrative expenses	7,877	9,034	15,388
Goodwill and intangible asset amortization	906	3,460	216
Asset impairment charges	—	4,220	9,795
Restructuring charge	—	—	1,981
Amortization of deferred stock option compensation	497	449	199

Total selling, general and administrative expenses	$29,315	$40,462	$45,833
As a percentage of net revenue	19.8%	40.2%	91.2%

      Selling, general and administrative expenses for 2002 increased to $45.6 million from $40.0 million in 2001. Sales and marketing expense for 2002 decreased to $18.3 million from $23.3 million in 2001 primarily as a result of a $2.0 million decrease in personnel expense, a $675,000 decrease in recruiting expense and a $564,000 decrease in advertising expense. General and administrative expenses for 2002 increased to $15.4 million from $9.0 million in 2001 primarily as a result of a $4.9 million bad debt expense and a $2.0 million payment for a settlement to an inventory purchasing dispute, partially offset by a $900,000 decrease in personnel expense.

      Selling, general and administrative expense for 2001 increased to $40.0 million from $29.3 million in 2000. Sales and marketing expense for 2001 increased to $23.3 million from $20.0 million in 2000 primarily as a result of a $1.8 million increase in personnel expense, a $525,000 increase in advertising expense and a $523,000 increase in travel expense. General and administrative expense for 2001 increased to $9.0 million from $7.8 million in 2000 primarily as a result of a $694,000 bad debt expense.

      As discussed in Note 1 to the Consolidated Financial Statements as of and for the year ended December 31, 2002, we account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. During 1997 and the six months ended June 30, 1998, we granted options to employees with exercise prices less than the fair market value per share based upon our previous preferred stock offerings and the estimated price per share in the initial public offering. Accordingly, we recorded deferred compensation expenses totaling approximately $3.1 million. In connection with the acquisition of Millennia, we granted options with exercise prices below the fair market value of our common stock on the date of the grant. We recorded deferred compensation expense totaling approximately $877,000 for these stock options. Compensation expense is recognized over the 48-month vesting period of the options. Compensation expense totaled approximately $497,000, $449,000, and $199,000, for 2000, 2001, and 2002, respectively. At December 31, 2002, the unamortized balance of the deferred compensation charge was $65,000. It is our intention to grant future stock options with exercise prices equal to the fair value of the underlying common stock on the date of grant.

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Interest and other income, net	$3,526	$1,635	$714
Income taxes (benefit)	$8,245	$(10,561)	$1,102

      Interest and other income, net for 2002 decreased to $714,000 from $1.6 million in 2001. The decrease of $921,000 was due to interest income earned on lower cash and cash equivalent balances as well as lower interest rates. Interest and other income expense (net) decreased to $1.6 million in 2001 from $3.5 million in 2000, due primarily to lower interest income earned on lower cash and cash equivalent balances.

      For 2002, our effective combined federal and state income tax rate was (2%), compared to an income tax rate of 41.6% for 2001. In the second quarter of 2002, we determined that it was not “more likely than not”, based on our recent taxable losses, projections of future taxable income and the reversal of deferred tax liabilities, that our deferred tax assets would be realized. As a result, we recorded a valuation allowance of $12.8 million on our deferred tax assets. We recorded an additional valuation allowance of $4.3 million in the second half of 2002 to reduce the additional deferred tax assets generated during that period. In both 2001 and 2000, we realized a tax benefit from research and experimentation tax credits, which increased the effective rate of the tax benefit in 2001, and reduced the effective rate of our tax expense in 2000. We had a combined income tax rate in 2000 of 30.8%. See Note 6 of Notes to Consolidated Financial Statement for the period ended December 31, 2002.

Liquidity and Capital Resources

	September 30,	December 31,
	2003	2002

	(Unaudited)
	(In thousands)
Working capital	$59,774	$56,324
Cash, cash equivalents and marketable securities	$31,186	$25,728
Total assets	$77,167	$76,437

	Nine Months Ended

	September 30,	September 30,
	2003	2002

	(Unaudited)
	(In thousands)
Net cash provided (used) by:
Operating activities	$5,970	$(11,613)
Investing activities	$(6,755)	$(2,651)
Financing activities	$51	$14

      At September 30, 2003, our principal sources of liquidity included cash and cash equivalents and marketable securities available for sale of approximately $31.2 million. At September 30, 2003, our working capital was approximately $59.8 million. We have no significant capital spending or purchase commitments other than facilities leases.

      Operating activities provided net cash of approximately $6.0 million for the nine months ended September 30, 2003, compared to $11.6 million used by operating activities for the nine months ended September 30, 2002. The increase in cash provided by operating activities was primarily due to our income tax receivable received in the first quarter of 2003 and decreases in inventory. Inventory decreased due to sale of products in excess of materials purchased. This was partially offset by increases in our accounts receivable and prepaid expenses and decreases in accounts payable.

      Cash used by investing activities for the nine months ended September 30, 2003 was $6.8 million compared to $2.7 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, we had net purchases of $6.2 million of marketable securities compared to net purchases of $1.0 million for the nine months ended September 30, 2002. Our capital expenditures for the nine months ended September 30, 2003 were $532,000 for equipment to support research, development, and manufacturing activities compared to $1.6 million for the nine months ended September 30, 2002. We believe our current facilities are sufficient to meet our current operating requirements. Capital expenditures in the fourth quarter are expected to exceed those of the fourth quarter of 2002 as we invest in production tooling.

      Net cash from financing activities provided $51,000 for the nine months ended September 30, 2003, which was due to cash received upon the exercise of stock options, compared to $14,000 for the nine months ended September 30, 2002.

      Our net inventory levels decreased approximately $400,000 to $23.7 million at September 30, 2003 from $24.1 million at December 31, 2002. The decrease was primarily the result of shipments of product during 2003 partially offset by the fulfillment of a significant purchase commitment which was satisfied in June of 2003. We anticipate that inventory levels will continue to decline in the last three months of 2003 as we decrease our purchases.

      We believe that our existing cash and investment balances, without taking into account any proceeds that we may receive from the offering of shares pursuant to this prospectus, are adequate to fund our projected working capital and capital expenditure requirements for a period greater than 12 months. Although operating activities may provide cash in certain periods, to the extent we experience growth in the future, we anticipate that our operating and investing activities may use cash. We may consider using our capital to make strategic investments, acquisitions of companies, or to acquire or license technology or products. However, we cannot assure you that additional funds or capital will be available to us in adequate amounts and with reasonably acceptable terms.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue and product returns, inventory valuations, allowance for doubtful accounts, intangible assets, deferred income taxes and warranty reserves. We use historical experience and various other assumptions that are believed to be reasonable under the circumstances, as a basis for making estimates about the carrying value of assets and liabilities and other items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting areas to have the most significant impact on the reported financial results and financial position of our company.

      Revenue Recognition. We recognize revenue from product sales at the time of shipment and passage of title using guidance from SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements.” In addition, we also offer certain of our customers the right to return products for a limited time after shipment as part of a stock rotation program. We estimate future stock rotation returns based upon actual historical return rates and reduce our revenue by these estimated returns. If future returns exceed our estimates, revenue would be further reduced. In addition, modifications to generally accepted accounting principles could result in unanticipated changes in our revenue recognition policies and such changes could significantly affect future revenue and results of operations.

      Inventory Reserves. We value our inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated net realizable value of inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than our estimates, then additional inventory write-downs may be required.

      Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and adjust open account status based upon payment history and the customer’s current creditworthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon the age of outstanding invoices and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material impact on our ability to collect our accounts receivables and, accordingly, on our future operating results.

      Valuation of Intangible Assets. We regularly evaluate the potential impairment of goodwill and other intangible assets. In assessing whether the value of our goodwill and other intangibles has been impaired, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges.

      Deferred Income Taxes. Current income tax expense (benefit) represents actual or estimated amounts payable or receivable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amount reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measure the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is required to reduce the carrying amount of deferred tax assets if management cannot conclude that realization of such assets is more likely than not at the balance sheet date.

      Warranty Reserves. We offer warranties of various lengths to our customers depending on the specific product and the terms of our customer purchase agreements. Our standard warranties require us to repair or replace defective product returned to us during the warranty period at no cost to the customer. We record an estimate for warranty related costs based on our actual historical return rates and repair costs at the time of sale. On an on-going basis, management reviews these estimates against actual expenses and makes adjustments when necessary. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. A significant increase in products return rates or the costs to repair our products could have a material adverse impact on our operating results.

BUSINESS

Company Overview

      Carrier Access designs, manufactures and sells broadband access equipment to communications service providers. Our products are used to upgrade capacity of wireline and wireless communications networks. Our products also enable our customers to offer voice and data services, which historically have been offered on separate networks, on a single converged network. We design our products to enable our customers to deploy new revenue-generating voice and data services, while lowering capital and operating costs.

      We sell our products directly to communications service providers and indirectly through a broad channel of global distributors, and original equipment manufacturers, or OEMs, that provide voice and data communications infrastructure products. Our wireline and wireless customers include local and long distance carriers, cable operators, and international communications providers.

      On November 25, 2003, we completed the acquisition of Paragon Networks International Inc., a provider of products to wireless service providers. Paragon’s products are primarily used for upgrading the capacity of links between wireless cell sites and the wide network. We believe the addition of Paragon’s products complements our own product portfolio by increasing the breadth of our product offerings, as well as adding new customers.

Industry Overview

      The pervasive use of the Internet, the introduction of new bandwidth-intensive applications, and widespread adoption of numerous mobile communications devices capable of connecting to the Internet have fueled demand for media-rich Internet services, such as picture mail, music downloads, games, enhanced text messages, wireless web, and real-time video. Similarly, businesses are demanding new services customized to meet their personal communications needs, such as web conferencing, virtual private networks, or VPNs, which allow companies to extend their secure networks using the Internet, and voice over IP, or VoIP, which is the transmission of voice over the Internet. Broadband wireline and wireless Internet access is experiencing rapid growth as it becomes the primary means by which these services are enabled. According to International Data Corporation, or IDC, an independent market research firm, total global broadband subscriptions are expected to grow from 58 million in 2002 to 208 million in 2007. IDC expects global online household broadband penetration to reach 51% by 2007, as compared to a 28% penetration rate in 2002.

      We believe the rapid increase in broadband subscriber growth, coupled with widespread adoption of new media-rich Internet services, is driving service provider investment in new broadband access technologies. Although overall telecommunications capital expenditures have declined over the past three years, service providers continue to make significant investments to increase capacity at both the wireline portion of the network that links service providers and their end-user customers, which we refer to as the access portion of the network, and the wireless portion of the network that links cellular sites to the wired network, which we refer to as the wireless backhaul. In addition, service providers continue to focus capital expenditures on upgrading to IP-based technologies and delivering broader geographic coverage. With constrained capital expenditure budgets, communications service providers are implementing scalable and cost-efficient networking technologies.

      The growth of Internet-enabled mobile communications devices and applications is driving a rapid expansion of the global wireless communications infrastructure. In response to continued subscriber growth and increasing demand for media-rich wireless services, we believe broadband service providers will need to cost-effectively upgrade their networks to support these new service offerings to remain competitive. In addition, this expansion is being accelerated by federal regulation, such as FCC mandated Enhanced 911, or E911, rules, which require public safety agencies to implement improved location detection of the wireless user.

      We believe that the disparate networks that comprise the Internet, including corporate intranets, cable systems, broadband and wireless networks, and voice and video networks, will increasingly converge into a unified network. We also believe that to successfully address this trend, equipment vendors must be capable of providing a comprehensive suite of products that support voice and data services, expand network bandwidth, and reduce wired and wireless network upgrade costs using a variety of access technologies.

Our Approach

      We provide a broad platform of communications equipment, software, and services that enable wireless and wireline service providers to cost-effectively upgrade access capacity and implement converged IP voice and data services.

      Our wireless products allow wireless service providers to reduce the strain on backhaul portions of the network, which is the portion that links cell sites to the wired switching center. Our products increase wireless network capacity at our customers’ cell sites to enable the introduction of new wireless data services and provide data connections needed for cell site equipment management and E911 location identification.

      Our wireline products are primarily used to deliver converged IP voice and data services over broadband access connections, such as TI or Ethernet connections, to business or multiple dwelling units, such as apartments and condominiums. The embedded VoIP software in our products works in conjunction with certain network application software providers to deliver IP-based voice and data applications, including VPNs that fully integrate voice and data, customized web-controlled voicemail, call screening and forwarding, and other personalized IP communications services.

      We believe that our products provide the following benefits to our customers:

      Revenue From Existing and Next-generation IP Services. Our equipment and software support multiple services. As a result, service providers using our products can offer a variety of revenue-generating services as customer needs evolve, without deploying dedicated equipment for each service. For example, our Adit products support the efficient delivery of data traffic with VoIP services, while supporting or converting existing customer telephone and data equipment. This is accomplished by deploying service cards that support multiple communications services and technologies within the Adit chassis, thus protecting both the service provider’s investment in access equipment and the end-user investment in enterprise communications equipment.

      Cost Effectiveness and Scalability. Our products are designed to enable our customers to cost-effectively add additional voice and data capacity as the demand for bandwidth and new services increases. Our products reduce unused bandwidth and lower service providers’ equipment upgrade and operating costs by allowing the easy installation of additional cards into an already installed product. These line cards enable a variety of new communications services without sacrificing existing infrastructure investments. In addition, our products are capable of performing a variety of communications networking functions in a single chassis. For example, our Axxius products integrate multiple services such as transport, routing, and service protection at the access point of wireless networks.

      Manageability and Flexibility. As voice and data network complexity increases, we believe service providers will require software and systems that provide end-to-end management of the communications services they offer to their customers. We develop and integrate software-based network management capabilities with our products that enable telecommunications equipment providers to more easily manage voice and data traffic and services within their networks. Our NetworkValet software remotely manages and provisions our products. This remote management capability reduces the overall cost of ownership by decreasing the need for on-site configuration, maintenance, and diagnostics.

Our Strategy

      Our objective is to become a leading provider of broadband access products for the wireless backhaul and products that provide converged voice and data services delivery. These products enable our customers to cost-effectively deploy next-generation networks. Key elements of our strategy to achieve this objective include:

      Pursue High Growth Market Opportunities. We will continue to apply our diverse product portfolio and research and development expertise to engineer, manufacture, and support innovative products for strategic, high growth markets, such as wireless backhaul and VoIP. For example, at the beginning of 2001, we derived minimal revenue from wireless backhaul products. At that time, we began dedicating significant resources to design products serving the wireless backhaul and data integration market. We believe that we have successfully gained a position in this market, as evidenced by the fact that products deployed in the wireless market accounted for 28% of our total net revenue in the third quarter of 2003.

      Continue to Pursue and Leverage Global Strategic Relationships. We intend to maintain and expand our existing relationships and pursue new strategic relationship opportunities with leading global communications equipment vendors. We currently have strategic relationships with the following companies: Alcatel, for the distribution of our standard products and the OEM of our Exxtenz product line; Cisco, for the co-sale and joint sale partnering for certain of our products; Fujitsu Asia, for the distribution of our Adit 600 product in certain territories outside of the United States; Marconi, for the distribution of our Broadmore product through their Federal division, Marconi Federal, Inc.; and other OEM, private label, or resale customers. Several of these customers integrate our products with their own product offerings to provide a comprehensive offering to their service provider, residential, enterprise, or commercial customers. For example, we are supplying our Broadmore product to Marconi as part of a complete communications system, which they supply and support for U.S. Department of Defense agencies. These relationships are important to us because they allow us to combine product synergies for a more complete product portfolio. In addition, these relationships allow us to leverage our sales force with the sales and marketing personnel of our strategic partners and provide complete product offerings to our joint customers. However, these relationships are not currently material to us from a financial standpoint.

      Leverage our Technology and Customer Base to Expand our Product Portfolio. We believe that the demand for media-rich voice and data services is a key driver of our service provider customers’ growth. We intend to assure that our product portfolio and architectures continue to offer the performance and flexibility needed for the economical introduction of new services. We also believe that our expertise in a broad range of technologies, such as VoIP, data transport and routing, and management software provides us with a technology platform from which we can develop or enhance our products to address new markets and applications. For example, we leveraged our relationship with one supplier to introduce new service cards for the Adit and Axxius platforms that provided access cost savings in both wireless and wireline applications within their networks.

      Pursue Acquisitions. In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge, and global customer base. Since 1998, we have completed three acquisitions, including our recent acquisition of Paragon. These acquisitions have and will extend our ability to provide additional and enhanced products that enable the wireless backhaul and the delivery of converged voice and data services. We intend to pursue additional acquisitions in the future. However, we are not currently engaged in any negotiations with respect to any such transactions.

      The ability to achieve our objective to become a leading provider of broadband access products is subject to many challenges and uncertainties. In particular, our industry is highly competitive and there are many companies providing competitive products in the same market in which we sell our products. See “Business — Competition.”

Principal Products

      Since our founding in 1995, we have continually broadened our product line, through internal development and acquisitions, to serve the needs of customers in high-growth telecommunications markets. Currently, our products support traditional telecommunications technologies as well as emerging technologies such as VoIP and fiber-based broadband access, which is referred to as a passive optical network (PON). Our current product portfolio features eight platforms that reside in a variety of locations, including the service providers’ central office, cell site and wireless hub locations, and the end-users’ business premises. Our products meet the highest appropriate quality standards, and all our products comply with ISO 9001:2000. ISO 9001:2000 is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products.

Converged
	Wireless	Enterprise Service	Fiber Business
Platform	Infrastructure	Delivery	Access

Axxius	●

Adit	●	●

Wide Bank	●	●

Access Navigator		●

Broadmore			●

Exxtenz			●

NetworkValet	●	●

MASTERseries	●		●

BROADway	●

      Wireless Infrastructure. We provide equipment to wireless service providers for use in the backhaul portion of their networks. In addition, wireless infrastructure equipment providers have integrated our Adit and Axxius products and the Paragon MASTERseries and BROADway products as an important component to their system solution. Our products are used to terminate the wireline service at both the cell site location and at the wireless service provider’s switching center. Paragon’s products are primarily used for upgrading the capacity of the wireless backhaul. Our scalable products enable wireless carriers to cost-effectively offer new revenue-generating voice and data services, optimize wireless backhaul capacity, and lower network operating costs. We also provide equipment that is used by wireless service providers in their provisioning of FCC mandated E911 services.

      Converged Enterprise Voice/ Data Service Delivery. We provide products that integrate multiple voice and data access services that are both easy to install and easy to manage, while delivering the quality of service that end-users demand. Our products support the connection of customer voice and data equipment such as telephones, enterprise telephone networks, local area networks, point of sale terminals, video conferencing equipment, and installed data equipment to wide area network services. We also provide products that transmit voice communications over the Internet. Our VoIP products can be used to connect customers to a single network infrastructure for the transmission of data, voice, and video traffic as part of an IP communications service that fully integrates voice and data. These converged IP communications services provide new multimedia communications capabilities to end-users, while offering lower capital and operating costs for service providers.

      Fiber Access. We offer products that enable service providers to utilize PON technology to deliver new or enhanced services such as wire-speed Ethernet, voice, T1, and video services to businesses. Our

Fiber Access products deliver these services in a cost-efficient manner by supporting up to 32 customer building connections from a single strand of fiber. PON technology offers a cost-effective means to deliver new services to both business and multi-dwelling residential customers. Our PON product is based on internationally accepted standards and delivered as part of an end-to-end offering with our strategic partners, such as Alcatel.

Product Details

Axxius 800 Platform — access integration platform for wireless

      The Axxius 800 Access Integration Platform reduces network complexity, scalability, space, power, protection, and environmental constraints associated with delivering voice and data services in wireless networks. This product combines the functions of multiple products into one scalable, integrated and managed platform that enables our customers to deliver services at significantly lower costs.

      The Axxius is used primarily at wireless cell sites and hub locations to optimize wireless backhaul traffic, provide remote access and management of cell site equipment, monitor T1 line performance, and enable service providers to add bandwidth and new revenue-generating services. In addition, the Axxius’ remote access capability allows cell site technicians to remotely manage their facility.

Adit 600 Platform — integrated delivery terminal for voice and data services

      The Adit 600 Multi-service Delivery Terminal helps wireline and wireless service providers to offer revenue-generating voice and data services. It provides converged voice, data, and Internet access in a scalable, modular platform. The Adit 600 delivers carrier-quality broadband voice and data services for a wide range of applications, while allowing service providers to lower their infrastructure hardware costs by replacing and consolidating traditional network access equipment.

Adit 600 Customer Media Gateway — VoIP media gateway service card

      The Customer Media Gateway, or CMG, service card expands the Adit 600 platform’s capabilities beyond traditional communications applications to enable the transmission of media-rich applications over the Internet.

      The Adit 600 CMG enables gradual and seamless migration of voice and data services from traditional communication services to delivery over the Internet, while preserving existing equipment investments. The platform offers service providers and small- to medium-sized businesses a carrier-quality, cost-effective product that enables the integration of IP and traditional TDM voice services. In addition, the Adit 600 CMG is interoperable with all leading soft switch vendors, maintaining superior flexibility in the emerging VoIP market.

Exxtenz Platform — PON optical network termination

      The Exxtenz platform enables service providers to deliver enhanced services such as integrated high-speed data, Ethernet, voice and video services. By utilizing PON technology, the Exxtenz platform delivers these services at a capital cost that can translate into significant capital and operational expense savings. Our PON technology supports up to 32 customer devices from a single strand of fiber.

      Exxtenz is the industry’s first standards-based Optical Network Termination, or ONT, device and is fully interoperable with Alcatel’s 7340 P-OLT and its 7340 Element Management System. The integrated testing and management capability is a powerful tool for remote access and problem determination without initiating costly maintenance and upgrades.

Wide Bank 28 Platform — M13 multiplexer

      The Wide Bank platform was engineered to significantly reduce size and power requirements for terminating communications circuits. Its design can handle multiple levels of electronics redundancy to assure service availability and management. The Wide Bank is used by both wireless and wireline service providers for a variety of communications applications.

Broadmore 1750 Platform — encrypted communications provisioning for government agencies

      The Department of Defense and other government agencies utilize the Broadmore to improve their optical communications infrastructure. These logically provisioned circuits can be routed, tested, and restored at lower costs, higher network utilization and higher security levels than are associated with traditional circuit transportation methods. Recent enhancements include additional security features such as encryption and secure management and identification.

Access Navigator — voice traffic concentration application sold in combination with Adit products

      The Access Navigator comes in three configurations that allow carriers to utilize existing resources more efficiently and enables the provisioning of services to a greater number of customers with minimal incremental infrastructure investments. With its small footprint and low power requirements, the Access Navigator is used in applications where traditional larger and more expensive communications infrastructure would be impractical. Combined with the Adit, the two devices provide an end-to-end offering for the delivery of enterprise or residential voice and Internet IP access.

NetworkValet — remote broadband access management

      NetworkValet is a software product that allows service providers to remotely manage, configure and provision our products. NetworkValet lowers the cost of ownership by significantly reducing configuration and maintenance costs and troubleshooting activities.

MASTERseries — acquired through Paragon Acquisition

      The MASTERseries, which is typically located at a cell site, optimizes wireless backhaul traffic for analog and digital base stations, E911 location devices and data devices in a single, highly reliable platform. The product integrates the functionality of multiple communications devices to eliminate the need for many separate pieces of equipment.

BROADway — acquired through Paragon Acquisition

      The BROADway product allows wireless service providers to connect their cell sites and mobile switch centers. The BROADway is used primarily at wireless hub locations to optimize backhaul, provide remote access and management of equipment, monitor T1 line performance, and enable service providers to add bandwidth and new revenue-generating services. Together with MASTERseries and MASTERview network management system, BROADway provides a broadband offering that addresses the needs for both network optimization and new services deployment.

Customers and Channels

      We sell our products directly through our sales force and indirectly through our OEM, private label, and other distribution partners. Our products are used by wireless service providers, local and long distance carriers, cable operators, and international communications providers in 25 countries to provide enhanced voice and high-speed data and Internet services to end-users.

      Since 2000, our products have been deployed in over 2,000 private networks. However, our net revenue has historically been concentrated among a small number of distributors and service provider customers. For example, with respect to our distributors, Walker & Associates accounted for 16% of net revenue in 2002. With respect to direct service provider customers, XO Communications accounted for 13% of net revenue in 2002.

      For the nine month period ended September 30, 2003, we had four customers that accounted for over 10% of our net revenue: Walker & Associates accounted for 16%, XO Communications accounted for 13%,

Nortel Networks, Inc. accounted for 12% and ALLTEL Communications Products, Inc. accounted for 11%. No other customer accounted for more than 10% of our net revenue for the period.

Sales, Marketing and Customer Support

      Our sales model consists of indirect sales to distributors and OEMs, and direct sales to end-users. Our sales force works with distributors and OEMs to identify potential customers and provide pre- and post-sales support to our service provider customers and other end-users. For the nine months ended September 30, 2003, sales to distributors and OEMs accounted for 51% of our net revenue and direct sales to end-users accounted for 49% or our net revenue. For the year ended December 31, 2002, sales to distributors and OEMs accounted for 45% of our net revenue and direct sales to end-users accounted for 55% of our net revenue. We typically ship products soon after receipt of the customers’ orders and, accordingly, our backlog has typically not been significant.

      Sales to Distributors and OEMs. Our distributors and OEMs are responsible for fulfilling product orders, warehousing product, and identifying potential customers. We establish relationships with distributors and OEMs through written agreements that provide prices, discounts and other material terms and conditions under which the distributor or OEM is eligible to purchase our products for resale. Such agreements generally do not grant exclusivity to the distributors or OEMs, do not prevent the distributors from carrying competing product lines, and do not require the distributors to sell any particular dollar amount of our products.

      Sales Directly to End-Users. A significant portion of the sales of our products is made through direct sales to end-users. As a result, our continued success depends on building and maintaining good relations with our direct customers. We typically sell to these customers on credit.

      Sales Force. Our sales force covers the continental U.S. and Mexico. It includes sales and sales engineering and is responsible for product configuration, evaluation, installation and telephone presales support activities. Our sales engineering strategy focuses on assisting service providers and end-users in rapidly integrating our products into their networks. The sales engineering support group identifies service provider and end-user leads and, based on initial presentations, provides evaluation units for trial in communication service provider and end-user networks. After successful trial and approval, the service provider or end-user is provided with product installation and maintenance training. Initially, our sales engineering support group is involved in educating service providers and end-users about the functionality and benefits that may be derived from using our products. Subsequently, members of both our sales engineering and research and development organizations are involved in providing the service provider or end-user with the required training and technical support to integrate our products into a new application or service.

      Marketing. Our marketing organization develops strategies for products and, along with the sales force, develops key account strategies and defines product and service functions and features. Our marketing group is responsible for sales support, handling requests for information, requests for quotes and requests for proposals, preparing in-depth product presentations, interfacing with operations, setting price levels, developing new services and business opportunities and writing proposals in response to customer requests for information or quotations. We engage in a number of marketing activities that include exhibiting products and customer applications at industry trade shows, advertising in selected publications aimed at targeted markets, taking part in public relations activities with trade and business press and distributing sales literature, technical specifications and documentation in order to create awareness, market demand and sales opportunities for our products.

      Customer Service and Support. Based on customer support calls, we believe that ongoing customer support is critical to maintaining and enhancing relationships with service providers, end-users and distributors. The service provider and end-user support group has five functions: new product development that provides for product ideas and enhancements based on customer requirements through the pre- and post-sales support effort; inbound technical support which focuses on pre- and post-sales calls made to us by our customers; outbound application support and response to proposed quotation requests; training, including installation and application development training for customers, sales engineers, and employees; and reporting and analysis based on the automated trouble ticket and returned material systems.

Competition

      There is intense competition in the telecommunications equipment market with a large number of suppliers providing a variety of products to diverse market segments. We believe that the principal competitive factors for products in our markets include:

•	lower initial and lifetime costs;

•	performance and reliability;

•	flexibility, scalability and ease-of-use;

•	service and support;

•	breadth of features and benefits; and

•	end-to-end management systems.

      We believe our products compete favorably with respect to each of these factors.

      Our principal competitors for our products include Adtran, Inc., Advanced Fibre Communications, Inc., Telco Systems, Inc., Cisco Systems, Inc., Eastern Research, Inc., Lucent Technologies, Inc., Tellabs, Inc., Zhone Technologies, Inc. and other small independent systems integrators and private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our product lines will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisitions, thereby intensifying competition.

      We believe our competitive position is enhanced by our ability to adapt quickly to changes in the market, the capability to modify existing products to decrease their size and expense while maintaining functionality in order to meet customers’ demands, and our close connections with multiple markets through our customer base. Our competitive position may be negatively affected, however, by our relatively small size, which could inhibit our ability to fund research and development activities as aggressively as our competitors. This factor could in turn affect our ability to attract new customers that may choose to purchase from one of our competitors with a larger market share and product offering.

Manufacturing

      Our manufacturing operations consist of materials planning and procurement, final assembly, product assurance testing, quality control, and packaging and shipping. We currently use several independent manufacturers to provide certain printed circuit boards, chassis and subassemblies. We have developed a manufacturing process that enables our products to be configured to different customer hardware and software applications at the final assembly stage. This flexibility is designed to reduce both our manufacturing cycle time and our need to maintain a large inventory of finished goods. We also believe that the efficiency of our manufacturing process to date is largely due to our product architecture and our commitment to manufacturing process design.

      We spend significant engineering resources producing customized software and hardware to assure consistent high product quality. We test every product both during and after the assembly process using internally developed automated product assurance testing procedures. These procedures consist of automated board and automated system testing as well as environmental testing. Although we generally use standard parts and components for our products, many key components are purchased from sole or single source vendors for which alternative sources are not currently available. It is possible that we may experience supply problems in the future from any of our manufacturers or vendors. We believe that there may be seasonal fluctuations in the placement of orders that may cause us to experience supply problems.

Research and Product Development

      We focus our development efforts on providing enhanced functionality to our existing products, including total network offerings and performance and the development of additional software-based features and functionality. Extensive product development input is obtained from customers and our monitoring of end-user needs and changes in the marketplace. Our current product development focus has been on developing next-generation wireline and wireless broadband access products and completing new products. We believe that our success will depend, in part, on our ability to develop and introduce in a timely fashion new products and enhancements to our existing products. We have in the past made, and intend to continue making, significant investments in product and technological development. Our engineering, research and development expenditures totaled approximately $28.7 million in 2000, $33.2 million in 2001, $23.5 million in 2002 and $7.6 million for the nine months ended September 30, 2003. We perform our research and product development activities at our offices in Boulder, Colorado, Tulsa, Oklahoma, Roanoke, Virginia and Brookfield, Connecticut. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of these new products or enhancements to achieve market acceptance, could have a material adverse effect on our business.

Intellectual Property

      As of September 30, 2003, we held a total of 12 issued U.S. patents and had approximately 15 pending U.S. patent applications. We have one U.S. trademark application pending and have 14 registered trademarks. A large number of patents and frequent litigation based on allegations of patent infringement exist within the telecommunications industry. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to us. If any such claims asserting that our products infringe on proprietary rights of third parties were determined adversely to us, it could have a material adverse effect on our business, financial condition or results of operations.

      We rely upon a combination of patent, copyright, trademark and trade secret laws as well as confidentiality procedures and contractual restrictions to establish and protect our proprietary rights. We have also entered into confidentiality agreements with our employees and consultants, and we enter into non-disclosure agreements with our suppliers and distributors so as to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. and thus make the possibility of misappropriation of our technology and products more likely. Based on the costs of obtaining foreign protection for our intellectual property as contrasted with the potential unenforceability of any such foreign protections, we suspended our activities related to obtaining international trademark and patent registrations.

Employees

      As of December 1, 2003, we employed 240 full-time employees. No employees are covered by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our relationships with our employees are good. During 2002, we resized our employee base to focus on the largest opportunities in the ILECs, wireless, and global service provider markets. This process included reducing our workforce from 453 full time employees at December 31, 2001, to 188 at February 28, 2003.

      Many of our employees are highly skilled, and our continued success depends in part upon our ability to attract and retain such employees. In an effort to attract and retain such employees, we continue to offer employee benefit programs that we believe are at least equivalent to those offered by our competitors. Despite these programs, in the past we have experienced difficulties in hiring and retaining certain skilled personnel. In critical areas, we have utilized consultants and contract personnel to fill these needs until full time employees could be recruited.

Facilities

      Our principal administrative, sales and marketing, research and development, and support facilities consist of approximately 64,000 square feet of office space in Boulder, Colorado. We occupy these premises under two separate leases, one for approximately 37,000 square feet that expires on December 31, 2005, with an option to renew through December 31, 2008, and one for approximately 27,000 square feet that expires on March 31, 2009. As of December 31, 2002, the annual base rent for these facilities was approximately $775,000.

      We lease three other facilities in Boulder, Colorado. Approximately 7,500 square feet of space is our former office and is leased through June 30, 2007. This space is subject to a sublease for the remaining term of the master lease. We lease approximately 39,000 square feet of manufacturing and warehouse space in a facility located outside of Boulder under a lease that expires on November 30, 2005. We have a lease for a warehouse of approximately 57,000 square feet of space in Boulder, Colorado, which expires on November 22, 2005. This space was vacated in February 2003 and was subleased for the remaining term of the master lease on August 22, 2003.

      In addition, we lease facilities in three other states: Connecticut, Oklahoma and Virginia. We are currently occupying approximately 12,800 square feet in Brookfield, Connecticut, a Paragon lease with an expiration date of December 31, 2004. We also occupy 10,000 square feet in Bethel, Connecticut, a Paragon lease which is used for administrative and manufacturing with an expiration date of December 31, 2004. Our space in Tulsa, Oklahoma, is used for research and development and consists of approximately 16,000 square feet of space with an expiration date of April 30, 2005. We are currently occupying approximately 14,000 square feet of this space and are seeking a sublease for the remaining approximately 4,000 square feet. Our lease consists of approximately 17,000 square feet of space in Roanoke, Virginia, with an expiration date of November 30, 2007. We are currently occupying approximately 7,000 square feet of this space and are seeking a sublease for the remaining approximate 10,000 square feet. We also occupy a 2,000 square foot sales office in Ottawa, Canada with an expiration date of June 30, 2005.

      In October 2002, we closed a research and development facility in Camarillo, California. The Camarillo lease consisted of approximately 14,500 square feet and expires on August 31, 2005. We are currently seeking to sublease that space.

      We lease one small office for our field sales and support organization located in Greensboro, North Carolina.

Legal Proceedings

      On August 16, 2002, SMTC Manufacturing Corporation of Colorado filed a breach of contract claim, and other related claims, for a total of $13.4 million against us in District Court, County of Adams, Colorado, based on an inventory-purchasing dispute. On October 17, 2002, we filed a breach of contract counterclaim, and other related counterclaims, in District Court, County of Adams, Colorado for $1.0 million. On December 5, 2002, we amended our counterclaim to seek damages of $27.0 million. We are currently in the discovery phase of the litigation and have insufficient information to make an estimate of the outcome of this litigation. Therefore, no provision for any potential liability or asset that may result has been made in the consolidated financial statements. We intend to vigorously defend this lawsuit.

      We are involved in certain other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material effect on our consolidated financial position, results of operations, or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages and positions as of December 31, 2003, are as follows:

Name	Age	Position(s)

Roger L. Koenig	49	President, Chief Executive Officer and Director
Nancy Pierce	46	Corporate Development Officer, Secretary and Director
Timothy R. Anderson	44	Chief Financial Officer, Vice President of Finance and Administration, Treasurer
John W. Barnett, Jr.	62	Director
David R. Laube	55	Director
Mark A. Floyd	49	Director

      Roger L. Koenig. Mr. Koenig has served as our President, Chief Executive Officer and Chairman of the Board since we were incorporated in September 1992. Prior to co-founding the company, Mr. Koenig served as the President and Chief Executive Officer of Koenig Communications, Inc., an equipment systems integration and consulting firm, from 1987 to 1992. Prior to founding Koenig Communications, Mr. Koenig held a number of positions with IBM/ ROLM Europe, a telecommunications equipment manufacturer, including Engineering Section Manager for Europe. Mr. Koenig received a B.S. in Electrical Engineering from Michigan State University and an M.S. in Engineering Management from Stanford University.

      Nancy Pierce. Ms. Pierce has served as our Corporate Development Officer since April 2000 and has been a Director and Secretary since our incorporation in September 1992. Ms. Pierce also served as our Secretary and Corporate Controller, Chief Financial Officer, Vice President, Finance and Administration and Treasurer. Prior to co-founding the company, Ms. Pierce served as the Controller of Koenig Communications, Inc., a systems integration and consulting firm and held positions at IBM Corporation and ROLM Corporation. Ms. Pierce serves on the Board of Directors of Koala Corporation, a provider of commercial protection and activities products designed for infants and children. Ms. Pierce earned a B.S. degree from Colorado State University and an M.B.A. from California State University, Chico. In addition, Ms. Pierce holds an honorary doctorate degree in Commercial Science from St. Thomas Aquinas University.

      Timothy R. Anderson. Mr. Anderson has served as our Treasurer, Chief Financial Officer and Vice President of Administration since April 2000. Mr. Anderson has served as the Vice President of Finance since July 1999. Mr. Anderson previously held the position of our Corporate Controller from February 1996 to July 1999. Prior to joining the company, Mr. Anderson served as the Controller of RIK Medical LLC from September 1994 to February 1996. Mr. Anderson received a B.S. in finance and an M.B.A. in accounting from the University of Colorado and is a Certified Management Accountant.

      John W. Barnett, Jr. Mr. Barnett has served as a Director since December 1998. Mr. Barnett is a telecommunications consultant and private investor. Mr. Barnett previously served as a Senior Executive of McLeod USA, a provider of local, long distance and Internet services, from April 2000 through December 2001. Mr. Barnett was President of the Wholesale Services division of MCI WorldCom, Inc., a telecommunications company, from February 1997 through March 2000 and was President of WorldCom International, Inc., from June 1996 through February 1997. From January 1995 until June 1996, Mr. Barnett served as Senior Vice President of Sales and Marketing of Williams Communications Company, a telecommunications company. From July 1993 until January 1995, Mr. Barnett was President of WilTel International, a division of WilTel Network Services, a predecessor of WorldCom, Inc. Mr. Barnett has also served as a Director of the Competitive Telecommunications Association, America’s

Carriers Telecommunication Association, the Multimedia Telecommunications Association, and several privately held corporations. Mr. Barnett received a B.A. in Political Science from Tulane University.

      David R. Laube. Mr. Laube has served as a Director since January 2001. Mr. Laube is currently Executive in Residence for the Business School at the University of Colorado-Denver. He is also active in consulting in the fields of telecommunication and information technology. Mr. Laube served in several Senior Finance and Information Technology positions, including Vice President and Chief Information Officer, at US West, a telecommunications company, from 1983 until 2000. Prior to 1983, Mr. Laube was Vice President of Finance and Information Systems for the digital telephone division of Harris Corporation, an international communications equipment company. Mr. Laube is a director of Net.com, a maker of telecommunications equipment. Mr. Laube is also a Certified Public Accountant and was appointed by Colorado Governor Bill Owens as a commissioner for the Colorado Commission on Science and Technology. Mr. Laube received a B.A. in Finance from the University of Washington and holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

      Mark A. Floyd. Mr. Floyd has served as a Director since June 2001. Mr. Floyd is currently President and Chief Executive Officer of Entrisphere, Inc., a provider of broadband access solutions, and has held this position since August of 2002. Mr. Floyd was the President and Chief Executive Officer of Siemens ICN, Inc., which develops, manufactures and sells public communication systems, private business communication systems and related software, from April 2001 until January 2002. Prior to that, Mr. Floyd co-founded Efficient Networks, Inc. in June 1993 and served as President, Chief Executive Officer and a Director from 1993 to 2001 until Siemens ICN, Inc. acquired it. From 1991 to 1993, Mr. Floyd served as Chief Operating Officer and a Director of Networth, Inc., a provider of LAN products including Ethernet hubs, switches and network interface cards. Mr. Floyd previously was Executive Vice President, Chief Financial Officer and Director of Interphase Corporation, a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications, from 1984 to 1991. Mr. Floyd received his B.B.A. in Finance from the University of Texas at Austin.

Family Relationships

      There are no family relationships among directors or executive officers, except that Roger L. Koenig and Nancy Pierce are married to one another.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of December 31, 2003, as adjusted to reflect the sale of 6,000,000 shares of common stock in the offering, by:

•	each of our directors and named executive officers;

•	our directors and executive officers as a group; and

•	each person or group known by us to own beneficially more than 5% of our outstanding common stock.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage of such person or entity holding such securities but are not outstanding for the purpose of computing the percentage of any other person or entity. Except as indicated by footnotes to the table, and subject to the applicable community property laws, based on information provided by the persons shown in the table, such persons have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of shares beneficially owned is based on 26,588,209 shares outstanding as of December 31, 2003.

	Shares of Common Stock		Shares of Common Stock
	Beneficially Owned Before		Beneficially Owned After
	This Offering		This Offering

Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage

Roger L. Koenig(2)	13,471,240	50.64%	13,471,240	41.32%
Nancy Pierce(2)	13,471,240	50.64%	13,471,240	41.32%
KELD LLC(3)	10,103,500	38.00%	10,103,500	31.00%
Timothy R. Anderson(4)	164,944	*	164,944	*
John W. Barnett, Jr.(5)	73,550	*	73,550	*
David R. Laube(6)	128,950	*	128,950	*
Mark A. Floyd(7)	80,825	*	80,825	*
All directors and executive officers as a group (6 persons)(8)	13,919,509	51.59%	13,919,509	42.20%

*	Less than 1%

(1)	Except as otherwise noted, the address of each person listed on the table is c/o Carrier Access Corporation, 5395 Pearl Parkway, Boulder, Colorado 80301.

(2)	Represents 1,170,558 shares held by Mr. Koenig, 1,000,000 shares held jointly by Mr. Koenig and Ms. Pierce, 1,181,558 shares held by Ms. Pierce, and 10,103,500 shares held by KELD LLC, 7,812 shares of common stock issuable upon exercise of options owned by Mr. Koenig and 7,812 shares of common stock issuable upon exercise of options owned by Ms. Pierce. Mr. Koenig and Ms. Pierce are managing members of KELD LLC and have shared voting and investment power over the shares held by KELD LLC.

(3)	Mr. Koenig and Ms. Pierce are managing members of KELD LLC and have shared voting and investment power over the shares held by KELD LLC.

(4)	Includes 152,999 shares of common stock issuable upon exercise of options.

(5)	Includes 64,250 shares of common stock issuable upon exercise of immediately exercisable options.

(6)	Includes 78,950 shares of common stock issuable upon exercise of immediately exercisable options, 16,250 of which are subject to our right of repurchase.

(7)	Includes 80,825 shares of common stock issuable upon exercise of immediately exercisable options, 15,625 of which are subject to our right of repurchase.

(8)	Includes 392,648 shares of common stock subject to options exercisable within 60 days of December 31, 2003.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Needham & Company, Inc.

Total	6,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of our stock option plan in effect on the date of this prospectus, the exercise of any other employee stock options outstanding as of the date of this prospectus and the issuances of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, in an aggregate dollar amount not to exceed 10% of our market capitalization as of the date of issuance of the shares of common stock covered by this prospectus (taking into account the issuance of the shares of common stock pursuant to this prospectus), in connection with mergers or acquisitions of securities, businesses, property or other assets (other than in a transaction the principal purpose of which is raising capital); provided, however, that each recipient of any such securities so issued in any such merger or acquisition shall agree in writing for the benefit of the underwriters that all such securities shall be subject to restrictions identical to those described in the lockup letters entered into by each of our executive officers and directors and KELD LLC as provided in the underwriting agreement for the remainder of the period for which such executive officers, directors and KELD LLC are bound.

      Our executive officers, directors and KELD LLC (with the exception of KELD LLC’s Plan) have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except for sales of any securities to the underwriters pursuant to the underwriting agreement, securities acquired in the open market and transfers (where the transferee agrees in writing to be bound by the terms of the lock-up agreement as a condition precedent to the transfer):

•	of any securities pursuant to bona fide gifts;

•	to immediate family members or to certain trusts;

•	of securities to a charitable organization; and

•	to limited partners or shareholders.

In addition, KELD LLC has agreed that it will not modify or amend the terms of its Plan during the period ending 90 days after the date of this prospectus.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

      Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and one of our wholly-owned subsidiaries in the ordinary course of business, for which they received, or will receive, customary fees.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Carrier Access Corporation as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, have been included in this prospectus in reliance upon the report of KPMG LLP, independent accountants, dated January 20, 2003, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	Stock Market. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with SEC, which means that we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the shares covered by this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering (other than Current Reports on Form 8-K containing Regulation FD disclosure furnished under Item 9 or Results of Operations and Financial Condition disclosure furnished under Item 12 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Our Current Report on Form 8-K filed on December 5, 2003 relating to the acquisition of Paragon;

•	Our Current Report on Form 8-K/A filed on December 24, 2003 relating to the acquisition of Paragon;

•	Our Current Report on Form 8-K filed on January 20, 2004 containing our press release regarding our financial results for the quarter and year-ended December 31, 2003; and

•	The description of our common stock in our Registration Statement on Form 8-A filed on July 7, 1998 under Section 12(g) of the Exchange Act.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Carrier Access Corporation, 5395 Pearl Parkway, Boulder, Colorado 80301, (303) 442-5455.

      You should only rely upon the information included in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus is accurate as of any date later than the date on the front of the prospectus.

CARRIER ACCESS CORPORATION

CARRIER ACCESS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30,	December 31,
	2003	2002

	(In thousands, except
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$14,166	$14,900
Marketable securities available for sale	17,020	10,828
Accounts receivable, net	12,664	8,598
Other receivables	1,107	174
Income tax receivable	83	6,989
Inventory, net	23,694	24,134
Prepaid expenses and other	1,039	1,024

Total current assets	69,773	66,647
Property and equipment, net of accumulated depreciation and amortization	7,049	9,462
Other assets	345	328

Total assets	$77,167	$76,437

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,412	$5,437
Accrued expenses and other liabilities	3,587	4,886

Total liabilities	9,999	10,323
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000 shares authorized and no shares issued or outstanding at September 30, 2003 and December 31, 2002	—	—
Common stock, $0.001 par value, 60,000 shares authorized and 24,834 shares issued and outstanding at September 30, 2003 and 24,771 shares issued and outstanding at December 31, 2002	25	25
Additional paid-in capital	85,861	85,785
Deferred compensation	(20)	(65)
Accumulated deficit	(18,702)	(19,643)
Accumulated other comprehensive income	4	12

Total stockholders’ equity	67,168	66,114

Total liabilities and stockholders’ equity	$77,167	$76,437

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARRIER ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(In thousands, except per share amounts)
Net revenue	$15,927	$10,534	$39,286	$38,787
Cost of goods sold	9,169	6,342	22,010	25,851

Gross profit	6,758	4,192	17,276	12,936

Operating expenses:
Research and development	2,525	5,283	7,638	20,069
Sales and marketing	2,763	4,157	8,183	14,186
General and administrative	1,277	1,675	3,842	8,014
Bad debt expense (recoveries)	(423)	7	(2,981)	5,538
Asset impairment charges	—	8,995	—	8,995
Other intangible amortization	—	72	—	216

Total operating expenses	6,142	20,189	16,682	57,018

Income (loss) from operations	616	(15,997)	594	(44,082)
Other income, net	86	128	258	592

Income (loss) before income taxes	702	(15,869)	852	(43,490)
Income tax expense (benefit)	—	(1,016)	(89)	1,142

Net income (loss)	$702	$(14,853)	$941	$(44,632)

Income (loss) per share:
Basic	$0.03	$(0.60)	$0.04	$(1.80)
Diluted	$0.03	$(0.60)	$0.04	$(1.80)
Weighted average common shares:
Basic	24,807	24,766	24,787	24,753
Diluted	25,952	24,766	25,619	24,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARRIER ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$941	$(44,632)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization expense	2,951	4,678
Provision for (recoveries of) doubtful accounts, net	(2,981)	3,060
Provision for (reversal of) inventory obsolescence	(212)	2,608
Stock-based compensation	70	169
Asset impairment charges	—	8,995
Deferred income tax expense	—	7,318
Changes in operating assets and liabilities:
Accounts receivable	(1,085)	6,307
Notes receivable	—	(775)
Income taxes receivable	6,906	(4,211)
Inventory	652	9,233
Prepaid expenses and other	(948)	838
Accounts payable and accrued expenses	(324)	(5,201)

Net cash provided (used) by operating activities	5,970	(11,613)

Cash flows from investing activities:
Purchases of property and equipment	(532)	(1,611)
Patent and trademark costs	(23)	(54)
Purchases of marketable securities	(14,208)	(8,245)
Sales and maturities of marketable securities	8,008	7,259

Net cash used by investing activities	(6,755)	(2,651)

Cash flows from financing activities:
Proceeds from exercise of stock options	51	14

Net decrease in cash and cash equivalents	(734)	(14,250)
Cash and cash equivalents at beginning of period	14,900	24,741

Cash and cash equivalents at end of period	$14,166	$10,491

Supplemental cash flow disclosures:
Income tax refunds	$6,995	$1,449

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARRIER ACCESS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.     Summary of Significant Accounting Policies

      a. Business and Basis of Presentation. Carrier Access Corporation (the “Company”) is a leading provider of broadband digital access equipment to communications service providers, including Incumbent Local Exchange Carriers (“ILECs”), wireless service providers, Competitive Local Exchange Carriers (“CLECs”), InterExchange Carriers (“IXCs”), Independent Operating Carriers (“IOCs”), and Internet Service Providers (“ISPs”). This equipment is used for the provisioning of enhanced voice and high-speed Internet services by service providers to end-users such as small and medium-sized businesses and government and educational institutions. The Company sells its products through distributors, to original equipment manufacturers (“OEMs”) and directly to end-user customers. The Company operates in one business segment and substantially all of its sales and operations are domestic.

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to SEC regulations. The unaudited condensed consolidated financial statements reflect all adjustments and disclosures that are, in the opinion of management, necessary for a fair presentation. All such adjustments are of a normal recurring nature. Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation. Management does not believe the effects of such reclassifications are material. The results of operations for the interim period ended September 30, 2003 are not necessarily indicative of the results of the full fiscal year. For further information, refer to the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      b. Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects basic EPS adjusted for the potential dilution, computed using the treasury stock method, that could occur if securities or other contracts to issue common stock were exercised or converted and resulted in the issuance of common stock.

CARRIER ACCESS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      A reconciliation of the weighted average shares used in computing basic and diluted earnings (loss) per share amounts is presented below. There were no adjustments to net income (loss) in order to determine diluted earnings (loss) per share. All shares subject to stock options were anti-dilutive in 2002 as a result of the Company’s net losses and therefore were excluded from computation of diluted net loss per share.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(In thousands, except per share amounts)
Weighted-average shares
Average shares outstanding-basic	24,807	24,766	24,787	24,753
Shares assumed issued through exercises of stock options	1,145	—	832	—

Average shares outstanding-diluted	25,952	24,766	25,619	24,753

Number of shares excluded from computation because their effect is anti-dilutive	1,070	3,072	1,900	2,836

      c. Stock-Based Compensation. In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is currently evaluating whether or not it will adopt the fair value-based method, and accordingly has not determined the impact that this standard will have on its financial position or results of operations. The Company adopted the expanded disclosure provisions of SFAS No. 148 in these financial statements.

CARRIER ACCESS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The following table summarizes relevant information regarding reported results under the intrinsic value method of accounting for stock awards, with supplemental information provided as if the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation, had been applied for the three and nine months ended September 30, 2003 and 2002 (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(In thousands)
Net income (loss)	$702	$(14,853)	$941	$(44,632)
Add back: Stock-based compensation expense, as reported	9	40	70	169
Deduct: Stock-based compensation expense, determined under fair-value-based method for all awards	(364)	(689)	(1,236)	(2,725)

Net income (loss), as adjusted	$347	$(15,502)	$(225)	$(47,188)

Income (loss) per share — basic and diluted, as reported	$0.03	$(0.60)	$0.04	$(1.80)
Income (loss) per share — basic and diluted, as adjusted	$0.01	$(0.63)	$(0.01)	$(1.91)
Per share weighted average fair value of options granted during period	$3.12	$0.67	$1.04	$1.98

      The weighted average fair values of options granted during the three and nine months ended September 30, 2003 and 2002 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Volatility	297%	316%	309%	316%
Expected life	5 years	5 years	5 years	5 years
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

      d. Exit and Disposal Activities. In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supercedes EITF 94-3. Under EITF 94-3, a liability for an exit cost, as defined, is recognized on the date of an entity’s commitment to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3, and concludes that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes a fair value standard for initial measurement of the liability. The Company is required to apply the provisions of SFAS No. 146 to exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement is expected to impact the timing of expenses in future periods should the Company commit to additional exit or disposal activities.

      In December 2002, the Company completed a restructuring plan in accordance with EITF 94-3 designed to reduce its expenses in accordance with anticipated revenue. Included in this plan were reductions in salary-related expenses, facility closures or downsizing, and disposal of excess or unused

CARRIER ACCESS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

assets. As a result of these expense reductions, the Company took a charge in the fourth quarter of 2002 of $2.0 million. The Company paid approximately $400,000 of this charge in the fourth quarter of 2002 and approximately $418,000 in the first quarter of 2003, including $264,000 for severance expenses related to the elimination of 35 positions during the first quarter of 2003. During the second and third quarters of 2003, the Company paid out an additional $217,000 and $233,000 respectively in connection with the restructuring plan. The majority of the remaining cash disbursements related to the restructuring plan will be paid by December 31, 2004. The Company made no changes to its restructuring plan assumptions during the first three quarters of 2003.

      Restructuring reserves and activity resulting from the 2002 fourth quarter restructuring plan for the first three quarters of 2003 are detailed below (in thousands):

	Balance			Balance
	December 31, 2002	Adjustments	Payments	September 30, 2003

Q4 2002 Restructuring Plan	$1,586	$—	$(854)	$732

Note 2.     Inventory

      The components of inventory are as follows (in thousands):

	September 30,	December 31,
	2003	2002

Raw materials	$24,717	$23,623
Work-in-process	—	—
Finished goods	4,930	6,676

	29,647	30,299
Reserve for obsolescence	(5,953)	(6,165)

Total inventory, net	$23,694	$24,134

Note 3.     Commitments and Contingencies

      On August 16, 2002, SMTC Manufacturing Corporation of Colorado (“SMTC”) filed a breach of contract claim and related claims against the Company in District Court, County of Adams, Colorado. The claim is based on an inventory-purchasing dispute and SMTC is seeking damages of $13.4 million. On October 17, 2002, the Company filed a breach of contract counterclaim and other related counterclaims in District Court, County of Adams, Colorado for $1.0 million. On December 5, 2002, the Company amended its counterclaim to seek damages of $27.0 million. The Company currently is in the discovery phase of our litigation and has insufficient information to make an estimate of the outcome of this litigation. Therefore, no provision for any potential liability that may result has been made in the consolidated financial statements. The Company intends to vigorously defend this lawsuit.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Carrier Access Corporation:

      We have audited the accompanying consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of Carrier Access Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carrier Access Corporation and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 5 to the consolidated financial statements, Carrier Access Corporation adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

KPMG LLP

Boulder, Colorado

January 20, 2003

CARRIER ACCESS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2002

	(In thousands, except
	share information)
ASSETS
Current assets:
Cash and cash equivalents	$24,741	$14,900
Marketable securities available for sale	11,873	10,828
Accounts receivable, net of allowance for doubtful accounts of $1,332 and $3,071 in 2001 and 2002, respectively	17,808	8,598
Other receivables	1,704	174
Income tax receivable	8,468	6,989
Inventory, net	36,500	24,134
Deferred income taxes	3,958	—
Prepaid expenses and other	969	1,024

Total current assets	106,021	66,647
Property and equipment, net of accumulated depreciation and amortization of $9,665 and $11,746 in 2001 and 2002, respectively	14,140	9,462
Goodwill and other intangibles, net of amortization and impairments of $8,595 and $17,819 in 2001 and 2002, respectively	9,354	146
Deferred income taxes	3,361	—
Other assets	141	182

Total assets	$133,017	$76,437

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,864	$5,437
Accrued compensation payable	3,856	1,832
Accrued warranty costs payable	599	244
Cooperative advertising	165	89
Accrued restructuring	—	1,586
Deferred rent concessions	782	904
Other liabilities	158	231

Total current liabilities	14,424	10,323

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000 shares authorized and no shares issued or outstanding at December 31, 2001 and 2002	—	—
Common stock, $0.001 par value, 60,000 authorized, 24,740 shares issued and outstanding at December 31, 2001, 24,771 shares issued and outstanding at December 31, 2002	30	30
Additional paid-in capital	85,968	85,780
Deferred stock compensation	(466)	(65)
Retained earnings (accumulated deficit)	33,012	(19,643)
Accumulated other comprehensive income	49	12

Total stockholders’ equity	118,593	66,114

Commitments and contingencies (Note 10)
Total liabilities and stockholders’ equity	$133,017	$76,437

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2000	2001	2002

	(In thousands, except per share data)
Revenue, net of allowances for sales returns	$148,050	$100,706	$50,247
Cost of sales	66,769	54,090	33,145

Gross profit	81,281	46,616	17,102

Operating expenses:
Sales and marketing (exclusive of stock-based compensation expense of $147, $58, and $5, respectively, for the years ending December 31, 2000, 2001 and 2002)	20,035	23,299	18,254
Research and development (exclusive of stock based compensation expense of $191, $363, and $192, respectively, for the years ending December 31, 2000, 2001, and 2002)	28,697	33,205	23,536
General and administrative (exclusive of stock-based compensation expense of $159, $28, and $2, respectively, for the years ending December 31, 2000, 2001, and 2002)	7,877	9,034	15,388
Goodwill and intangible asset amortization	906	3,460	216
Asset impairment charges	—	4,220	9,795
Restructuring charge	—	—	1,981
Amortization of deferred stock option compensation	497	449	199

Total operating expenses	58,012	73,667	69,369

Income (loss) from operations	23,269	(27,051)	(52,267)
Interest income	3,589	1,638	715
Other income (expense), net	(63)	(3)	(1)

Income (loss) before income taxes	26,795	(25,416)	(51,553)
Income taxes (benefit)	8,245	(10,561)	1,102

Net income (loss)	$18,550	$(14,855)	$(52,655)

Income (loss) per share:
Basic	$0.76	$(0.60)	$(2.13)
Diluted	$0.74	$(0.60)	$(2.13)
Weighted average common shares outstanding:
Basic	24,428	24,695	24,754
Diluted	24,975	24,695	24,754

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE

INCOME (LOSS) YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002

					Retained	Accumulated
	Common Stock		Additional	Deferred	Earnings	Other	Total
			Paid-in	Stock Option	(Accumulated)	Comprehensive	Stockholder
	Shares	Amount	Capital	Compensation	(Deficit)	Income (Loss)	Equity

	(In thousands)
BALANCES AT DECEMBER 31, 1999	24,179	$29	$69,447	$(1,559)	$29,317	$—	$97,234
Exercise of stock options	331	1	4,084	—	—	—	4,085
Amortization of deferred stock compensation	—	—	—	497	—	—	497
Forfeitures of deferred stock compensation related to stock options issued at less than fair value	—	—	(514)	514	—	—	—
Issuance of common stock and stock options in connection with acquisition	163	—	8,561	(877)	—	—	7,684
Tax benefit from exercise of stock options	—	—	4,557	—	—	—	4,557
Comprehensive income:
Unrealized gain on investments, net of tax	—	—	—	—	—	190	190
Net income	—	—	—	—	18,550	—	18,550

Total comprehensive income	—	—	—	—	—	—	18,740

BALANCES AT DECEMBER 31, 2000	24,673	30	86,135	(1,425)	47,867	190	132,797
Exercise of stock options	67	—	56	—	—	—	56
Amortization of deferred stock compensation	—	—	—	449	—	—	449
Forfeitures of deferred stock compensation related to stock options issued at less than fair value	—	—	(510)	510	—	—	—
Tax benefit from exercise of stock options	—	—	160	—	—	—	160
Stock options issued for services	—	—	127	—	—	—	127
Comprehensive loss:
Unrealized loss on investments, net of tax	—	—	—	—	—	(141)	(141)
Net loss	—	—	—	—	(14,855)	—	(14,855)

Total comprehensive loss	—	—	—	—	—	—	(14,996)

BALANCES AT DECEMBER 31, 2001	24,740	30	85,968	(466)	33,012	49	118,593
Exercise of stock options	31	—	14	—	—	—	14
Amortization of deferred stock compensation	—	—	—	199	—	—	199
Forfeitures of deferred stock compensation related to stock options issued at less than fair value	—	—	(202)	202	—	—	—
Tax benefit from exercise of stock options	—	—	—	—	—	—	—
Comprehensive loss:
Unrealized loss on investments, net of tax	—	—	—	—	—	(37)	(37)
Net loss	—	—	—	—	(52,655)	—	(52,655)

Total comprehensive loss	—	—	—	—	—	—	(52,692)

BALANCES AT DECEMBER 31, 2002	24,771	$30	$85,780	$(65)	$(19,643)	$12	$66,114

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year End December 31,

	2000	2001	2002

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$18,550	$(14,855)	$(52,655)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization expense	3,903	8,117	5,759
Provisions for doubtful accounts	211	679	5,557
Provisions for inventory obsolescence	1,076	5,662	3,619
Asset impairment charges	—	4,220	9,795
Compensation expense related to stock options issued at less than fair value	497	449	199
Stock options issued for services	—	127	—
Deferred income tax expense (benefit)	(3,068)	(2,008)	7,319
Tax benefit relating to exercise of stock options	4,557	160	—
Changes in operating assets and liabilities:
Accounts receivable	(1,379)	5,369	3,653
Income tax receivable	(4,383)	(4,085)	1,479
Inventory	(21,587)	(11,451)	8,747
Prepaid expenses and other	(5,446)	4,643	1,418
Accounts payable	9,748	(6,882)	(3,427)
Accrued warranty costs payable	(224)	(307)	(355)
Accrued compensation payable	1,890	(484)	(2,024)
Accrued restructuring	—	—	1,586
Cooperative advertising	(242)	136	(76)
Deferred rent concessions	168	203	122
Income taxes payable	(1,400)	—	—
Other liabilities	28	(444)	73

Net cash provided (used) by operating activities	2,899	(10,751)	(9,211)

Cash flows from investing activities:
Purchase of equipment	(9,498)	(5,010)	(1,651)
Purchase of securities	(36,246)	(6,314)	(11,359)
Sales of securities available for sale	56,650	13,948	12,366
Payments for net assets acquired in acquisitions, net of cash acquired	(9,538)	—	—

Net cash provided (used) by investing activities	1,368	2,624	(644)

Cash flows from financing activities:
Proceeds from exercise of stock options	4,085	56	14
Proceeds from short-term borrowings	—	2,000	—
Payments on short-term borrowings	(1,000)	(2,000)	—

Net cash provided by financing activities	3,085	56	14

Net increase (decrease) in cash and cash equivalents	7,352	(8,071)	(9,841)
Cash and cash equivalents at beginning of year	25,460	32,812	24,741

Cash and cash equivalents at end of year	$32,812	$24,741	$14,900

Supplemental disclosure of cash flow and financing activities information:
Accounts receivable in exchange for notes receivable	$—	$—	$775

Cash paid (received) for income taxes	$12,599	$(4,578)	$(7,180)

See accompanying notes to consolidated financial statements.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001, and 2002

1.     Summary of Significant Accounting Policies

      a. Business and Basis of Presentation. Carrier Access Corporation (the “Company”) is a leading provider of broadband digital access equipment to communications service providers, including incumbent local exchange carriers, wireless service providers, competitive local exchange carriers, InterExchange Carrier (“IXC”s), IOCs, ISPs and wireless service providers, which is used for the provisioning of enhanced voice and high-speed Internet services by service providers to end-users such as small and medium-sized businesses and government and educational institutions. The Company sells its products through distributors and directly to end-user customers. The Company operates in one business segment and substantially all of its sales and operations are domestic.

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      The preparation of consolidated financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      b. Cash and Cash Equivalents and Marketable Securities Available for Sale. Cash and cash equivalents include investments in highly liquid debt securities with maturities or interest reset dates of three months or less at the time of purchase.

      Marketable securities “available-for-sale” represent U.S. Government agency and corporate bonds with maturities of greater than three months and are recorded at fair value. Securities “available for sale,” all of which mature in 2003, consisted of the following as of December 31 (in thousands, except percentages):

	Market Value

	2001	2002	2002 Interest Rates

Municipal Bonds	$5,842	$4,486	2.25% to 5.7%
Municipal Short Term Notes	5,951	6,300	1.45% to 1.6%
Other	80	42	1.45% to 1.6%

Total	$11,873	$10,828

      Short-term investments are classified as “available for sale” as defined by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and accordingly are recorded at fair value. Increases or decreases in the fair value of investments classified as available-for-sale are recorded in comprehensive income (loss), net of the related tax effect.

      c. Other receivables. Other receivables consist of amounts owed from third party manufacturers for components delivered from the Company for their manufacture into finished products.

      d. Fair Value of Financial Instruments. Cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities are recorded at cost which approximates fair value because of the short-term maturity of these instruments.

      e. Inventory. Inventory is recorded at the lower of cost or net realizable value using standard costs that approximate average costs. Costs include certain warehousing costs and other allocable overhead. The carrying amount of inventory is marked down when 1) the cost of the inventory exceeds the estimated net

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

realizable value determined by analyzing assumptions about future demand and market conditions or 2) the technology associated with a product is considered obsolete and the inventory cannot be used in the manufacture of other products.

      f. Property and Equipment. Property, equipment and leasehold improvements are recorded at cost and are depreciated and amortized using the straight-line method over useful lives ranging from three to thirty years or the lease term. Depreciation and amortization expense for the years ended December 31, 2000, 2001 and 2002 totaled $3.0 million, $4.8 million, and $2.1 million, respectively.

      g. Goodwill and Other Intangibles. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangibles. Intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) are initially recorded and measured at their fair value. Costs of internal developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to and entity as a whole, are expensed as incurred. Intangible assets with definite useful lives are amortized over such useful lives, which range from three to five years, and are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist. Intangible assets with indefinite useful lives are subject to tests for impairment at least annually. Goodwill is subject to a separate test for impairment at least annually, and among other factors, is based on the estimated fair value of the reporting unit, as defined, to which the goodwill relates.

      h. Long-Lived Assets. Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement applies to recognized long-lived assets of an entity to be held and used or to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. This statement requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable from future estimated cash flows and exceeds its fair value. An asset that is classified as held-for-sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

      In connection with the restructuring in the fourth quarter of 2002, the Company recorded an $800,000 impairment for certain capitalized assets that were either abandoned or are no longer in use and held for sale.

      i. Revenue Recognition. Revenue from sales of products is recognized upon shipment. Reserves for estimated sales returns through stock rotation are recorded when sales are made to customers with the right of return and are based on management’s estimate of expected returns and historical experience. The Company records a provision for uncollectable accounts receivables based on management’s review of the aging of the receivable balances, customers’ current creditworthiness and current market conditions.

      The Company provides limited price protection to its distributors, whereby increases in prices are subject to a 60-day notice period before becoming effective. In addition, the distributor is entitled to receive a credit for subsequent price decreases to the extent of unsold distributor inventory at the time of the price decrease. The Company also provides its distributors with limited stock rotation rights, whereby products may be returned for an equal dollar amount of new or different equipment. Customers are limited to three exchanges per year and an amount equal to 15% of purchases in the preceding four-month period.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Neither of these rights affect the total sales price or payment obligations of the customer. In addition, the customers’ obligation to the Company is not contingent upon the ultimate resale of the products. The Company provides for the estimated impact of price protection and stock rotation rights in its allowance for estimated returns based on historical experience and management’s forecasts of price protection credits and returns.

      j. Research and Development Costs. Research and development costs are charged to operations as incurred, and consist primarily of internal personnel and facility costs.

      k. Income Taxes. Current income tax expense (benefit) represents actual or estimated amounts payable or receivable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the periods measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is required to reduce deferred tax assets if management cannot conclude that realization of such assets is more likely than not as defined by SFAS No. 109, Accounting for Income Taxes. In determining the need for a valuation allowance, the Company considers its historical taxable income, the expected reversal of temporary differences and projections of future taxable income.

      l. Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects basic EPS adjusted for the potential dilution, computed using the treasury stock method, that could occur if securities or other contracts to issue common stock were exercised or converted and resulted in the issuance of common stock.

      A reconciliation of net income (loss) and weighted average shares used in computing basic and diluted earnings (loss) per share amounts is presented below.

	2000	2001	2002

	(In thousands, except per share
	amounts)
Basic earnings (loss) per share computation
Net income (loss)	$18,550	$(14,855)	$(52,655)

Weighted average shares outstanding — basic	24,428	24,695	24,754

Basic earnings (loss) per share	$0.76	$(0.60)	$(2.13)

Diluted earnings (loss) per share computation
Net income (loss)	$18,550	$(14,855)	$(52,655)
Income impact of exercises of assumed stock options	(69)	—	—

Net income (loss) available to stockholders plus assumed conversions	$18,481	$(14,855)	$(52,655)

Weighted-average shares
Average shares outstanding-basic	24,428	24,695	24,754
Shares assumed issued through exercises of stock options	547	—	—

Average shares outstanding-diluted	24,975	24,695	24,754

Diluted earnings (loss) per share	$0.74	$(0.60)	$(2.13)

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the Company’s net losses for the years ended December 31, 2001 and 2002, all potential dilutive securities were anti-dilutive and therefore have been excluded from the computation of diluted loss per share. The number of shares excluded from computation of diluted net loss per share because their effect is anti-dilutive totaled 3,589,395 for 2002, 2,996,580 for 2001, and 0 for 2000.

      m. Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is currently evaluating whether or not it will adopt the fair value based method, and accordingly has not determined the impact that this standard will have on its financial position or results of operations. The Company has adopted the expanded disclosure provisions of SFAS No. 148 in these financial statements for the year ended December 31, 2002.

      The following table summarizes relevant information as to reported results under our intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS 123, Accounting for Stock Based Compensation had been applied for the three years ended December 31, 2002 (in thousands, except per share amounts):

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Net income (loss)	$18,550	$(14,855)	$(52,655)
Add back: Stock-based employee compensation expense, as reported	497	449	199
Deduct: Stock-based employee compensation expense, determined under fair value based method for all awards	(11,543)	(9,605)	(3,349)

Net income (loss)	$7,504	$(24,011)	$(55,805)

Income (loss) per share — basic, as reported	$0.76	$(0.60)	$(2.13)
Income (loss) per share — diluted, as reported	$0.74	$(0.60)	$(2.13)
Income (loss) per share — basic, as adjusted	$0.31	$(0.97)	$(2.25)
Income (loss) per share — diluted, as adjusted	$0.30	$(0.97)	$(2.25)

      The weighted average fair values of options granted during 2000, 2001 and 2002 were $30.15, $5.76, and $1.94 per share, respectively, using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, 111% volatility in 2000, 106% volatility in 2001, and 316% volatility in 2002, expected life of the options of five years in 2000, 2001, and 2002 and a risk-free interest rate of 5.0% for 2000, 3.8% for 2001, and 3.0% for 2002.

      n. Warranty Costs. The Company provides warranties of various lengths to customers depending on the specific product and the terms of the customer purchase agreements. The Company has accrued for its

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warranty obligations based on historical experience and management’s estimate of future warranty costs to be incurred. Charges and accruals to our warrant liability are summarized as follows:

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Warranty Liability
Product warranty liability beginning balance	$981	$757	$599
Add: Current year accruals	1,552	1,089	535
Deduct: Current year charges	(1,776)	(1,247)	(890)

Product warranty liability ending balance	$757	$599	$244

      o. Comprehensive Income (Loss). Comprehensive income (loss) consists of net unrealized holding gains or losses on “available for sale” securities.

      p. Reclassifications. Certain reclassifications have been made in the 2000 and 2001 financial statements to conform to the 2002 presentation.

      q. Exit and Disposal Activities. In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supercedes EITF 94-3. Under EITF 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3, and concludes that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company is required to apply the provisions of SFAS No. 146 to exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement is expected to impact the timing of expenses in future periods should the Company commit to additional exit or disposal activities.

      In December 2002, the Company completed a restructuring plan in accordance with EITF 94-3 designed to reduce its expenses to be more in line with anticipated revenue. Included in this plan were reductions in salary-related expenses, facility closures or downsizing, and disposal of excess or unused assets. As a result of these expense reductions, the Company took a charge in the fourth quarter of 2002 of $2.0 million. The charge will result in an aggregate $2 million cash outlay. The Company paid approximately $400,000 of this charge in the fourth quarter of 2002, including $326,000 for severance expense for the elimination of 55 positions during the fourth quarter. The Company expects to pay $500,000 in the first quarter of 2003, including $273,000 in severance related to the elimination of 35 positions in January of 2003. The remaining cash portion will be paid over the subsequent four quarters.

2.     Acquisitions

      In August of 2000, the Company acquired all of the issued and outstanding common stock of Millennia, a developer of broadband communications equipment, located in Roanoke, Virginia, for cash of approximately $2.1 million, 163,004 shares of common stock valued at approximately $7.3 million and the exchange of vested employee stock options valued at approximately $0.4 million, for total consideration of approximately $9.8 million. Based on the purchase price allocation, approximately $9.8 million of the purchase price was allocated to goodwill and other intangible assets. In October of 2000, the Company acquired the ATM product lines of LNAS, a division of Litton Systems, Inc., located in Roanoke, Virginia, for cash of approximately $8.6 million. Based on the purchase price allocation, approximately $8.0 million of the purchase price was allocated to goodwill and other intangible assets, customer base and

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

core technology. Both of the acquisitions were accounted for using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of operations of the acquired businesses since the dates of acquisition. The aggregate purchase prices of the acquisitions were allocated based on fair values to current assets, equipment, goodwill and other intangibles and current liabilities in the amounts of $1.0 million, $0.5 million, $17.8 million and $0.9 million, respectively.

      The following unaudited pro forma information has been prepared assuming that the acquisitions occurred on January 1, 2000 (in thousands, except per share amounts).

Year Ended December 31, 2000

Net revenue	$149,750
Net earnings	$15,355
Diluted earnings per share	$0.61

      The pro forma information is based on historical results and does not necessarily reflect the actual operating results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprises.

3.     Inventory

      The components of inventory as of December 31 are summarized as follows (in thousands):

	2001	2002

Raw materials	$22,416	$23,623
Work-in-process	8	—
Finished goods	17,192	6,676
Reserve for obsolescence	(3,116)	(6,165)

	$36,500	$24,134

4.     Property and Equipment

      Property and equipment as of December 31 consisted of the following (in thousands):

	2001	2002

Machinery and software	$20,539	$18,036
Real property	265	265
Furniture, fixtures and other	873	753
Leasehold improvements	2,128	2,154

	23,805	21,208
Less accumulated depreciation	(9,665)	(11,746)

	$14,140	$9,462

5.     Goodwill and Other Intangibles

      Effective January 1, 2002, the Company adopted SFAS No. 142. During the third quarter of 2002, the Company’s analysis of implied goodwill versus expected revenue and market value showed that the carrying value of goodwill exceeded its fair value due to reduced revenue and cash flow forecasts. As a result, the Company recorded an impairment charge of $9 million against its goodwill.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had the Company applied the provisions of SFAS No. 142 to all periods presented, net income (loss) and earnings (loss) per share would have been as follows:

	2000	2001

	(In thousands except
	per share amounts)
Net income (loss) available to stockholders as reported	$18,550	$(14,855)
Add back goodwill amortization	728	2,458

Adjusted net income (loss) available to stockholders	$19,278	$(12,397)

Basic earnings (loss) per share computation	$0.79	$(0.50)

Diluted earnings (loss) per share computation	$0.77	$(0.50)

      During the third quarter of 2001, due to a decline in projected demand for certain of the Company’s acquired product lines, the Company determined that a portion of its goodwill was impaired. As a result, the Company recorded an impairment charge of $4.2 million.

6.     Income Taxes

      Income tax expense (benefit) for the years ended December 31 (in thousands) consists of the following:

	2000	2001	2002

Current	$11,313	$(8,553)	$(6,217)
Deferred	(3,068)	(2,008)	7,319

Income tax expense (benefit)	$8,245	$(10,561)	$1,102

      A reconciliation of expected income tax expense (benefit) calculated by applying the statutory Federal tax rate to actual income tax expense (benefit) for the years ended December 31 is as follows (in thousands):

	2000	2001	2002

Expected income tax expense (benefit)	$9,378	$(8,792)	$(18,044)
State income taxes, net of federal taxes	1,022	(670)	(1,195)
Change in valuation allowance	—	—	17,109
Non-deductible goodwill	229	711	2,497
Research and experimentation credit	(1,686)	(1,397)	—
Other, net	(698)	(413)	735

Actual income tax expense (benefit)	$8,245	$(10,561)	$1,102

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of significant temporary differences that result in deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2001	2002

Deferred tax assets:
Allowance for doubtful accounts and returns	$503	$1,159
Inventory reserves	1,635	2,461
Restructuring reserve	—	865
Compensation accruals	1,715	1,476
Amortization of goodwill related to acquisition	1,976	2,555
Net operating loss carryforwards	—	5,509
Research and experimentation credit	1,397	4,306
Other	1,100	571

Gross deferred tax assets	8,326	18,902
Less: Valuation allowance	—	(17,109)

Total deferred income tax assets	8,326	1,793

Deferred tax liabilities:
Property and equipment	(912)	(1,681)
Other	(95)	(112)

Total deferred income tax liabilities	(1,007)	1,793

Net deferred income tax assets	$7,319	$—

      The components of deferred tax assets and liabilities at December 31 are as follows:

	2001	2002

	(In thousands)
Current assets	$3,958	$—
Current liabilities	—	—

Net current deferred tax assets (liabilities)	$3,958	$—

Non-current assets	$4,368	$1,793
Non-current liabilities	(1,007)	(1,793)

Net non-current deferred tax assets (liabilities)	$3,361	$—

      The Company has analyzed the sources and expected reversal periods of its deferred tax assets. At December 31, 2002 the Company has a research and experimentation credit carry forward of approximately $4.3 million which will begin to expire in the year 2021 if not utilized. In addition, the Company incurred a $38.5 million net operating loss for the period ending December 31, 2002. A portion of this operating loss has been carried back to obtain a refund of prior tax paid. Accordingly, the Company has recorded an income tax receivable of $7.0 million as of December 31, 2002. The Company expects to receive this refund in 2003. The Company has $11.3 million of remaining net operating losses generated in the current year for Federal tax purposes and net operating loss carryforwards of approximately $52.4 million for state tax purposes that may be carried forward to offset future taxable income. These net operating loss carryforwards will begin to expire in 2020.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2002, the Company analyzed the sources and the expected reversal periods of its deferred tax assets, and determined that they did not meet the realization criteria set forth in SFAS No. 109. Accordingly, the Company has established a valuation allowance of $17,109 against its deferred tax assets as of December 31, 2002. In the future, should management conclude that these deferred tax assets are, at least in part, realizable, the valuation allowance will be reversed to the extent of such realizability. The reversal of the valuation allowance, if any, would be recognized as a deferred income tax benefit in the statement of operations.

      For the years ended December 31, 2000, 2001, and 2002, the Company recognized $4.6 million, $160,000, and $0 as a direct increase to paid-in capital for the income tax benefit resulting from the exercise of non-qualified stock options by employees.

7.     Stock Options

      Pursuant to the Company’s 1998 stock option plan (the “Plan”), a committee appointed by the Company’s Board of Directors may grant incentive and nonqualified options to employees, consultants and directors. The Plan currently authorizes the grant of options to purchase up to 7,529,514 shares of authorized common stock. Incentive stock options have a ten-year term and non-qualified stock options have a five-year term. A majority of the stock options vest 25% on the first anniversary date of the grant and 6.25% each quarter thereafter, with the remaining stock options vesting 100% four years from the grant date. As of December 31, 2002, the Company had options to purchase 3,589,395 shares of common stock outstanding, and had options to purchase 3,940,119 shares of common stock available to grant.

      The following summarizes stock option activity under the Plan:

	Shares Under	Weighted Average
	Option	Exercise Price

Options outstanding at December 31, 1999	1,948,286	22.83
Granted	1,921,100	30.15
Exercised	(331,041)	12.34
Forfeited	(813,901)	29.23

Options outstanding at December 31, 2000	2,724,444	27.36
Granted	2,603,250	5.76
Exercised	(66,955)	0.84
Forfeited and Canceled	(2,264,159)	27.50

Options outstanding at December 31, 2001	2,996,580	9.05
Granted	2,534,423	1.94
Exercised	(30,546)	0.46
Forfeited	(1,911,062)	6.69

Options outstanding at December 31, 2002	3,589,395	5.36

Options available for grant at December 31, 2002	3,940,119

Options exercisable at December 31, 2000	392,571	16.20

Options exercisable at December 31, 2001	365,739	14.69

Options exercisable at December 31, 2002	1,171,654	9.21

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes information about outstanding options at December 31, 2002:

	Options Outstanding		Options Exercisable

	Number of	Weighted-Average	Number of
Range of	Options	Remaining	Options	Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercisable	Exercise Price

		(In years)
0.00-12.00	3,322,955	3.9	971,768	$5.36
12.00-24.00	118,503	2.7	73,406	12.25
24.00-36.00	44,612	1.3	39,641	30.07
36.00-48.00	69,375	2.4	68,718	37.29
48.00-60.00	33,950	2.0	18,121	51.56

	3,589,395	3.8	1,171,654	9.21

      As discussed in Note 1, the Company applies APB 25 and related interpretations in accounting for stock options issued to employees and directors. As a result, for options issued with exercise prices below the fair value on the date of grant, the Company recorded deferred compensation expense totaling approximately $1,227,000 for options granted during the year ended December 31, 1997, and $1,921,000 for options granted during the year ended December 31, 1998. Such deferred compensation expense is being amortized to operations over the forty-eight month option vesting period. Amortization expense totaled approximately $497,000, $449,000, and $199,000 for the years ended December 31, 2000, 2001, and 2002 respectively. The Company reversed $514,000, $510,000, and $202,000 in 2000, 2001, and 2002, respectively, against additional paid-in capital for forfeitures of deferred stock compensation related to stock options issued at less than fair value.

      Beginning August 20, 2001, the Company offered eligible employees who held stock options with a price greater than or equal to $10.00 per share under the Plan the opportunity to exchange certain outstanding options to purchase shares of Carrier Access common stock for new options granted on March 20, 2002. The options issued on March 20, 2002 had strike prices equal to the fair value of the underlying stock on that date. Eligible employees who participated in the option exchange received a number of shares subject to new options for every share subject to the options tendered which varied according to the most recent performance rating received by the employee under the Company’s performance rating system. Options to purchase a total of 1,781,619 shares with an aggregate exercise price of $4.6 million as of September 18, 2001 were exchanged pursuant to the offer.

      In addition to options issued to employees and directors, the Company issued options to purchase 62,500 shares of common stock to consultants for services during the year ended December 31, 2001. These options have exercise prices from $2.80 to $6.50 per share, are exercisable at the date of grant and expire at various dates from January 2, 2006 to October 16, 2006. The fair value of these options was determined to be $127,000 and was recognized in general and administrative expense. The fair value was calculated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.81%; contractual lives of five years; no dividend yield; and 102% volatility. As of December 31, 2002 none of these options have been exercised. There were no options issued to consultants for services in 2002.

8.	Significant Customers, Suppliers and Concentration of Credit Risk

      Customers are primarily distributors and original equipment manufacturers, who resell the Company’s products to end-users.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company recognized revenue from the following significant customers and end-users for the years ended December 31 (in thousands):

Company	2000	2001	2002

A	$25,801	$23,476	$8,212
B	28,856	23,716	6,766
C	14,315	12,405	2,888
D	23,923	8,621	34
E	19,349	450	0

      Although the Company generally uses standard parts and components for its products, many key components are purchased from sole or single source vendors for which alternative sources may not currently be available. The identification and utilization of new suppliers for such items could adversely effect the Company’s future operating results.

      The Company is exposed to potential concentrations of credit risk from its accounts receivable with its various customers and receivables are concentrated in customers in the telecommunications industry. To reduce this risk, the Company has a policy of assessing the creditworthiness of its customers and monitors the aging of its accounts receivable for potential uncollectible accounts. An allowance is recorded for estimate losses from writeoffs of uncollectible accounts. During 2002, the Company exchanged $775 of accounts receivable due from one customer for a note receivable. The Company has provided an allowance for doubtful accounts against the note receivable, reducing the carrying amount to $0, due to uncertainty that any amounts due will be collected.

9.	Employee Benefit Plan

      The Company has a defined contribution employee benefit plan (the “401(k) Plan”) under Section 401(k) of the Internal Revenue Code which is available to all employees who meet the 401(k) Plan’s eligibility requirements. Employees may contribute up to the maximum limits allowed by the Internal Revenue Code. At the beginning of 2001, the Company began matching 50% of the employee’s pre-tax contributions, up to 6% of each participating employee’s annual salary. In 2001, the cost of this plan was $860,000. In 2002, the cost of this plan was $650,000. The Company made no contributions to the 401(k) Plan in 2000. Effective January 1, 2003, this matching contribution has been suspended.

10.     Commitments and Contingencies

      The Company leases office space under various noncancelable-operating leases that expire through 2009. Future obligations under these leases are as follows (in thousands):

Year Ending December 31:

2003	2,285
2004	2,382
2005	2,188
2006	715
2007	446
Thereafter	487

$8,503

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company records rent expense under noncancelable operating leases using the straight-line method after consideration of increases in rental payments over the lease term, and records the difference between actual payments and rent expense as deferred rent concessions

      Rent expense for the years ended December 31, 2000, 2001, and 2002 totaled $978,000, $1.5 million, and $1.9 million, respectively.

      On December 28, 2001, SCI, Inc., a contract manufacturer, filed a breach of contract claim for $4.5 million against the Company in Alabama Circuit Court based on an inventory-purchasing dispute. On September 18, 2002, this claim was settled and the Company entered into a manufacturing arrangement for our Broadmore product.

      On August 16, 2002, SMTC Manufacturing Corporation of Colorado filed a breach of contract claim, and other related claims, for a total of $13.4 million against the Company in District Court, County of Adams, Colorado, based on an inventory-purchasing dispute. On October 17, 2002, the Company filed a breach of contract counterclaim, and other related counterclaims, in District Court, County of Adams, Colorado for $1.0 million. On December 5, 2002, the Company amended its counterclaim to $27.0 million. The Company currently has insufficient information to make an estimate of the outcome of this litigation. As such, no provision for any potential liability or asset that may result has been made in the consolidated financial statements. The Company intends to vigorously defend this lawsuit.

      As of December 31, 2002, the Company has an outstanding commitment to purchase $6 million of parts inventory during the first half of 2003 from one of its contract manufacturers.

11.     Quarterly Financial Information (unaudited)

      The following information summarizes selected quarterly financial information for the two years ended December 31, 2002 (in thousands, except per share data).

	Quarter Ended December 31, 2002

	First	Second	Third	Fourth	Year

Net revenue	$16,446	$11,806	$10,534	$11,461	$50,247
Cost of sales	11,232	8,277	6,342	7,294	33,145

Gross profit	5,214	3,529	4,192	4,167	17,102
Operating expenses:
Selling, general and administrative	10,513	11,522	14,906	8,693	45,634
Research and development	8,929	5,735	5,243	3,629	23,536
Amortization of deferred stock option compensation	86	43	40	30	199

Loss from operations	(14,314)	(13,771)	(15,997)	(8,185)	(52,267)
Other income, net	242	223	128	121	714

Loss before income taxes	(14,072)	(13,548)	(15,869)	(8,064)	(51,553)
Income tax expense (benefit)	(5,062)	7,221	(1,016)	(41)	1,102

Net loss	$(9,010)	$(20,769)	$(14,853)	$(8,023)	$(52,655)

Loss per share:
Basic	$(0.37)	$(0.84)	$(0.60)	$(0.32)	$(2.13)
Diluted	$(0.37)	$(0.84)	$(0.60)	$(0.32)	$(2.13)

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended December 31, 2001

	First	Second	Third	Fourth	Year

Net revenue	$28,838	$29,434	$20,899	$21,535	$100,706
Cost of sales	13,779	14,353	13,622	12,336	54,090

Gross profit	15,059	15,081	7,277	9,199	46,616
Operating expenses:
Selling, general and administrative	8,664	10,036	13,212	8,101	40,013
Research and development	8,519	9,220	8,015	7,451	33,205
Amortization of deferred stock option compensation	182	74	104	89	449

Income (loss) from operations	(2,306)	(4,249)	(14,054)	(6,442)	(27,051)
Other income, net	581	475	350	229	1,635

Income (loss) before income taxes	(1,725)	(3,774)	(13,704)	(6,213)	(25,416)
Income tax expense (benefit)	(873)	(1,700)	(5,506)	(2,482)	(10,561)

Net income (loss)	$(852)	$(2,074)	$(8,198)	$(3,731)	$(14,855)

Income (loss) per share:
Basic	$(0.03)	$(0.08)	$(0.33)	$(0.15)	$(0.60)
Diluted	$(0.03)	$(0.08)	$(0.33)	$(0.15)	$(0.60)

12.	Valuation and Qualifying Accounts

	Balance at	Additions		Balance at
	Beginning	Charged to		End of
	of Period	Operations	Write-offs	Period

Allowance for doubtful accounts:
Year Ended:
December 31, 2000	$464	211	(22)	$653

December 31, 2001	$653	679	—	$1,332

December 31, 2002	$1,332	5,557	(3,818)	$3,071

Inventory Obsolescence Reserve:
Year Ended:
December 31, 2000	$617	1,076	(1,124)	$569

December 31, 2001	$569	5,662	(3,115)	$3,116

December 31, 2002	$3,116	3,619	(570)	$6,165

*	2002 writeoffs include a $775,000 transfer to a notes receivable reserve.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates except the Securities and Exchange Commission (“SEC”) registration fee and the National Association of Securities Dealers, Inc. (“NASD”) filing fee.

Amount
to be Paid
by Registrant

SEC Registration Fee	$6,124
NASD Filing Fee	9,477
Accounting Fees and Expenses	100,000
Legal Fees and Expenses	270,000
Printing Fees	50,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	9,399

Total	$450,000

Item 15.	Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of an action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of Section 145 of the DGCL.

      Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person’s duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit.

      In accordance with the DGCL, Article Fifth of the Registrant’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as the same now exists or may hereafter be amended, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

      As permitted by the DGCL, the Registrant’s bylaws provide that directors, officers and agents of the Registrant shall be indemnified against expenses including attorneys’ fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such.

      The Registrant maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant has also entered into indemnification agreements with its directors and officers that provide the maximum indemnity allowed to directors and officers by the DGCL and the Registrant’s Bylaws.

      The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its directors and officers who sign this Registration Statement against certain liabilities, including liabilities under the Securities Act.

Item 16.	Exhibits

      The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2		Consent of KPMG LLP, independent auditors
23.3		Consent of PricewaterhouseCoopers LLP, independent auditors
24	.1†	Power of Attorney

†	Previously filed.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement No. 333-110529 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boulder, State of Colorado, on January 20, 2004.

CARRIER ACCESS CORPORATION

By:	/s/ NANCY PIERCE

Nancy Pierce
Corporate Development Officer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement No. 333-110529 has been signed by the following persons on January 20, 2004 in the capacities indicated.

Signature		Title

ROGER L. KOENIG* Roger L. Koenig		Chief Executive Officer, President and Director (Principal Executive Officer)

TIMOTHY R. ANDERSON* Timothy R. Anderson		Chief Financial Officer, Vice President of Finance and Administration and Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ NANCY PIERCE Nancy Pierce		Corporate Development Officer, Secretary and Director

JOHN W. BARNETT, JR.* John W. Barnett, Jr.		Director

DAVID R. LAUBE* David R. Laube		Director

MARK A. FLOYD* Mark A. Floyd		Director

*By:	/s/ NANCY PIERCE Nancy Pierce (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2		Consent of KPMG LLP, independent auditors
23.3		Consent of PricewaterhouseCoopers LLP, independent auditors
24	.1†	Power of Attorney

†	Previously filed.